

04 APR -5 AM 7:21

82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

SUPPL

Communication Extérieure

Neuilly-sur-Seine, 30th March 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- Slides that were presented to the press and financial analysts in relation to JCDecaux 2003 financial statements;
- A notice published in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux 2003 financial statements.

We also enclose a press release in respect of JCDecaux decision to bid for the City of New York street furniture contract as well as a declaration released 23rd February 2004 through the web site of the French "Autorités des Marchés Financiers" whereby JCDecaux SA disclosed some operations carried out by some of its legal representatives on its shares.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours,

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 4/5

Enc.

Slides presented to the press and financial analysts in relation to JCDecaux SA 2003 financial statements

---

2003 Annual Results Presentation

March 17, 2004

JCDecaux

FILE 82-5247

JCDecaux

showcasing the world

Business Overview


JCDecaux
2003 : strong earnings growth
(In million €)
Revenues 1543.8 (2.2)%
EBITDA 416.9 + 2.9%
Operating income (EBITA) 230.1 + 9.0%
Adjusted net income 113.0 +22.3%
Net income Group share 40.9 +57.3%
Free cash flow 189.4 +12.8%
Net income x 4 since 2001
Best-in-class in outdoor advertising
3

FILE 82-5247



JCDecaux
JCDecaux has the highest margins
Revenues (in M$)
174
1,753
1,748
CCU
JCD
VIA
EBITDA excluding corporate overhead allocation
EBITDA margin (%)
27.0
6.7
24.2
JCD
CCU
VIA
EBITA margin (%)
14.9
JCD
CCU
VIA
Source : Company news releases, with currency translations based on an average quarterly exchange rate of $/€ of 1,1356
4

2003 business highlights

- **US position strengthened**
  - Strong performance in Chicago
  - Increased demand for advertising in shopping malls
- **Asia-Pacific performing ahead of expectations**
  - Australia turns profit in 2003 driven by increase in ad sales
  - New contracts (Bangkok) performing well
- **Sales and marketing innovations support revenues**
- **Strong control over operating costs**
  - Full benefit of operational synergies implemented since 2001 (Billboard and Street Furniture)


JCDecaux
2003 revenue breakdown
By business (% of total)
Transport
18%
28%
Billboard
54%
Street Furniture
By region (% of total)
Asia-Pacific
Americas
UK
France
6%
7%
14%
36%
37%
Rest of Europe
6


JCDecaux
2003 revenue growth by business
Organic growth (%)
1.4%
Street Furniture
(0.1)%
Billboard
3.2%
Transport
1.3%
Group
Reported growth (%)
Street Furniture
(0.4)%
Billboard
(3.4)%
Transport
(5.3)%
Group
(2.2)%
Note: organic growth = excluding acquisitions / divestitures and FX impact
7

FILE 82-5247


JCDecaux
Advertising trends
in top 10 categories
Year-on-Year change (%)
% of total
Entertainment / Leisure
+1.8%
14.0 %
Retail
+11.4%
10.2 %
-5.4%
Grocery / Food
8.9 %
Personal care / Luxury
+4.2%
8.8 %
-2.5%
Automobile
8.5 %
Fashion
+1.2%
7.3 %
Finance
+0.5%
7.1 %
Telecoms / Technology
+8.4%
7.0 %
Services
+1.4%
5.3 %
-0.4%
Travel
5.3 %
%
-12 -10 -8 -6 -4 -2 0 2 4 6 8 10 12
%
Note: Based on advertising revenues only
8

JCDecaux

2003 revenue growth by region

Organic growth (%)

France	United Kingdom	Rest of Europe	Americas	Asia-Pacific
(2.7)%	4.7%	0.7%	22.7%	(2.6)%

Note: organic growth = excluding acquisitions / divestitures and FX impact

- **France:**
  Virtually stable ad revenues; negative impact of decline in non-advertising revenues
- **UK:**
  Strong revenue performance in Street Furniture and Billboard
- **Rest of Europe:**
  Negative impact of difficult economy in Germany & the Netherlands offset by good revenue growth in Spain and Italy
- **Americas:**
  Strong start in Chicago; double-digit growth in US shopping malls; airports strong
- **Asia-Pacific:**
  Strong performance in Street Furniture; negative impact of SARS in Transport

JCDecaux

Sales flexibility drives market share increase in France

Distingo

- JCDecaux outperforms outdoor market by 2 % in 2003
- Launched targeted networks in 2003
- "Distingo": 2 300 faces in 36 cities > 170,000


CHANEL

Paris, France

JCDecaux

UK outdoor is 9.7% of total media spend

- Outdoor continues to outperform media market in the UK...
- ...and JCDecaux to outperform its peers

	2-year growth (01-03)	
	Market	JCDecaux
Street Furniture	15%	22%
Billboard	11%	20%

- "Outdoor sales team of the year" in 2002/03 in the UK
- Developped "Innovate" and "Premiere" sub-brands to differentiate outdoor offer

Note: JCDecaux growth rates based on gross media revenues in Street Furniture and Billboard, in £.
Growth rates for UK market based on Outdoor Advertising Association's reported revenues. Large format includes Roadside 48 sheets, 96 sheets, specials and others ; Street Furniture includes Roadside and Point of Sale 6 sheets


JCDecaux
"Innovate" with interactive posters
GIVENCHY
WHO'S DAY?
WHO'S DAY?
CARLING
/·40
/·60
HOT
Manchester, UK
12

JCDecaux

"Innovate" with eye-catching creative solutions


Casinos Barrière - les plus parisiens des casinos
JOUEZ
3
PIÈCES
Barrière je préfère

Paris, France

JCDecaux

"Première" new formats increase sales at premium sites

"Première 1000"

Panel size: 100 m^2

"Première 450"

Panel size: 37.5 m^2

FILE 82-5247

JCDecaux

United States : top 20 markets
The power is in the mix

		SF	Malls
1	NEW YORK	● (Tender expected)	
2	LOS ANGELES	◐ (JCDecaux 50/50)	
3	CHICAGO		
4	PHILADELPHIA		
5	SAN FRANCISCO		
6	BOSTON	◐ (JCDecaux 50/50)	
7	WASHINGTON, DC	● (Tender expected)	
8	DALLAS		
9	DETROIT		
10	ATLANTA		
11	HOUSTON		
12	SEATTLE-TACOMA		
13	CLEVELAND		
14	MINNEAPOLIS-ST. PAUL		
15	MIAMI		
16	TAMPA-SARASOTA		
17	PHOENIX		
18	DENVER		
19	SACRAMENTO		
20	ST LOUIS	◐ (JCDecaux 50/50)	

JCDecaux
◐ JCDecaux 50/50
● Tender expected

JCDecaux

Los Angeles : approval process for new panels more difficult than expected

Bus shelter panels : 2 500

450 new panels authorized over a two-year period vs. 3 500 expected per contract

FILE 82-5247

JCDecaux

Asia-Pacific Street Furniture growing double-digits

Sydney, Australia



- **2003 : a record year in Australia**
  - Outdoor : fastest growing media
  - Street Furniture outperforms outdoor
  - Sydney selling at top advertising rates

- **Double-digit growth in new Street Furniture contracts**

Bangkok, Thailand


nasonic

Macao, China


LARGO
DO PAGOD

FILE 82-5247

JCDecaux

Increased Street Furniture leadership in extended Europe

JCDecaux will cover 30 out of the top 50 cities in the extended European Union as of May 2004

London	Naples	Leeds	Düsseldorf[1]
Berlin[1]	Birmingham	Palermo	Lisbon
Madrid	Brussels	Seville	Helsinki
Rome	Cologne	Frankfurt	Vilnius
Paris	Turin	Wroclaw	Bremen
Budapest	Marseille	Saragossa	Málaga
Hamburg	Lódz	Genoa	Hanover
Warsaw	Cracow	Rotterdam	Sheffield
Vienna	Stockholm	Essen	Duisburg
Barcelona	Riga	Dortmund[1]	Copenhagen
Milan	Athens	Stuttgart	Dublin
Munich	Valencia	Poznan	
Prague	Amsterdam	Glasgow	

Note : Cities are ranked by population; (1) Contracts held by Wall AG, a company in which JCDecaux holds a 35% stake

JCDecaux

showcasing the world

Financial Highlights

JCDecaux

P & L

(In million €, except %)

	2003	2002	% change
Revenues	**1,543.8**	**1,577.7**	**(2.2)%**
Operating costs	(1,126.9)	(1,172.4)	
EBITDA	**416.9**	**405.3**	**2.9%**
Depreciation	(186.8)	(194.1)	
Operating income (EBITA)	**230.1**	**211.2**	**9.0%**
Net interests	(32.0)	(36.7)	
Exceptional items	(0.3)	(2.7)	
Tax	(75.8)	(70.2)	
Equity affiliates	4.9	5.6	
GW Amortisation	(71.8)	(63.7)	
Minority interests	(14.2)	(17.5)	
Net Income Group share	**40.9**	**26.0**	**57.3%**
Adjusted net income	**113.0**	**92.4**	**22.3%**

Note: adjusted net income = net income before GW amortization and exceptional items

FILE 82-5247


JCDecaux
Improved margins
(In million €, except %)
EBITDA margin (%)
+110bp
41.6%
+20bp
12.7%
+170bp
5.0%
+130bp
7.0
Street Furniture
Billboard
Transport
Total Group
EBITA margin (%)
+180bp
24.3%
-40bp
4.8%
+260bp
2.3%
+150bp
4.9%
Street Furniture
Billboard
Transport
Total Group
21


JCDecaux
Street Furniture: Americas & Asia-Pacific coming on stream
(In million €, except %)
Street Furniture EBITDA
Street Furniture EBITA
Y-on-Y increase in Americas/Asia-Pacific Street Furniture
38.4%
40.5%
340
+17M€
41.6%
349
2001
2002
2003
21.1%
22.5%
189
+17M€
24.3%
203
2001
2002
2003

FILE 82-5247

JCDecaux

P & L

(In million €, except %)

	2003	2002	% change
Revenues	**1,543.8**	**1,577.7**	**(2.2)%**
Operating costs	(1,126.9)	(1,172.4)	
EBITDA	**416.9**	**405.3**	**2.9%**
Depreciation	(186.8)	(194.1)	
Operating income (EBITA)	**230.1**	**211.2**	**9.0%**
Net interests	(32.0)	(36.7)	
Exceptional items	(0.3)	(2.7)	
Tax	(75.8)	(70.2)	
Equity affiliates	4.9	5.6	
GW Amortisation	(71.8)	(63.7)	
Minority interests	(14.2)	(17.5)	
Net Income Group share	**40.9**	**26.0**	**57.3%**
Adjusted net income	**113.0**	**92.4**	**22.3%**

Note: adjusted net income = net income before GW amortization and exceptional items

JCDecaux

Cash Flow Statement

(In million €)

	2003	2002
Funds from operations	327.3	300.3
Change in operating WC	3.2	24.2
Operating cash flow	**330.5**	**324.5**
Maintenance capex (net)	70.4	70.0
Adjusted free cash flow	**260.1**	**254.5**
Growth capex	70.7	86.6
Free cash flow	**189.4**	**167.9**
Financial investment (net)	(210.1)	(32.2)
Dividends	(8.4)	(12.3)
Other	6.5[1]	(3.1)
Change in net debt	**22.6**	**(120.3)**

Note: Adjusted free cash flow = operating cash flow - maintenance capex

(1) debts on assets, interests on financial debt, impact on exchange rate and scope variation

JCDecaux

Stable maintenance capex

Maintenance capex (net) as a % of Group revenues

	General	Spare parts	Renewal	Total
2001	1.9%	1.6%	1.6%	5.1%
2002	1.6%	1.4%	1.4%	4.4%
2003	1.1%	1.4%	2.1%	4.6%

Note : Net maintenance capex = general investments (software, building extensions, vehicules, etc.) + spare parts + renewal capex (amount invested each year to renew revenues from contracts which are expiring during that year)

JCDecaux

Strong cash flow generation

(In million €)

Operating cash flow
230
325
331
2001
2002
2003
Free cash flow
2001
(23)
168
189
2002
2003
Adjusted FCF
151
255
260
2001
2002
2003

Note: Free cash flow = operating cash flow - total capex (maintenance + growth capex) ;
Adjusted free cash flow = operating cash flow - maintenance capex

JCDecaux

Increased financial flexibility

Solid Balance Sheet


Leverage
47.5%
46.7%
55.5%
Interest cover
14.8 x
11.2 x
6.7 x
FFO / net debt
51.5%
49.0%
32.1%
2001
2002
2003

Sound financial resources

- Solid and stable operating cash flow
- Financial resources successfully renewed in 2003
- Debt maturity extended from 2 to 7 years
- Stable long term "BBB" and "Baa2" ratings

JCDecaux

showcasing the world

Growth Strategy and Outlook

JCDecaux

Key drivers for on-going growth - Existing Portfolio

- **Maximizing the value of existing portfolio**
  - Occupancy rates
  - Sales & marketing initiatives
  - Better audience measurement
  - Cost control

JCDecaux

Key drivers for on-going growth - New contracts

- **Accelerate growth with stronger competitive positions**
  - Focus on top markets and key cities
  - Increase market share of outdoor and of JCDecaux
  - Improve ability to sell networks at premium rates

JCDecaux

Main organic growth opportunities in 2004

Potential contract wins

- **London bus shelters**
  - Summer 2004
  - Clear Channel
- **New York bus shelters**
  - Summer 2004
  - Viacom
- **UK: Network Rail stations + BB**
  - Autumn 2004
  - Maiden

€100 million

Important renewals in France

- **Street Furniture contracts**
  - Lyon
  - Toulouse
  - Strasbourg
  - Lille

€14 million

JCDecaux

Germany: 15 top markets with pop. > 500,000

JCDecaux/Wall
Main Street Furniture contracts

- Berlin
- Hamburg
- Munich (50/50 with Ströer/DSM)
- Cologne
- Dortmund
- Stuttgart
- Düsseldorf
- Bremen
- Leipzig
- Nuremberg
- Dresden

Average remaining life of contracts of c. 11 years

Ströer/DSM
Main Street Furniture contracts

Frankfurt	Under tender
Essen	Tender '06
Hannover	Bus shelter contract under review
Duisburg	No date for tender yet

FILE 82-5247

JCDecaux

Further consolidation ?

(2003 outdoor revenues, in million $)


2,174
1,753(1)
1,748
810
450(2)
217
150(2)
142(2)
134(2)
94
85
80(3)
30%
35%
Clear Channel
JCDecaux
Viacom
Lamar
Ströer/DSM
Affichage Holding
Metrobus
AWK
Maiden
CEMUSA
Wall
Pattison

Sources : Company news releases and Internet sites, analyst reports and JCDecaux estimates. Currency conversions are based on an quarterly average exchange rate $/€ of 1.1356, and on an annual average exchange rate $/£ of 0.6114 and $/CHF of 1.3443 in 2003.

(1) This amount does not include revenues from Affichage Holding, a Swiss company in which JCDecaux holds a 30% stake

(2) 2002 revenues

(3) JCDecaux estimate

Improving outlook for 2004

Q1 2004

Slight organic growth in revenues, with organic revenue growth getting stronger in Q2

FY 2004

Stronger organic revenue growth than that achieved in 2003, leading to further improvement in profitability

FILE 82-5247

LONDON
LYON
MONTEVIDEO
MADRID
VALENCIA
SAN FRANCISCO
VANCOUVER
BANGKOK
PRAGUE
HAMBURG
MARSEILLES
LILLE
STRASBOURG
MUNICH
LEIPZIG
DRESDEN
STOCKHOLM
HELSINKI
CHICAGO...

JCDecaux

**Notice published in the French "Bulletin des Annonces Légales Obligatoires "
in relation to JCDecaux 2003 financial statements**

Passif	Montant
A vue	76 347
A terme	—
Autres dettes	185 426
A vue	180 920
A terme	4 506
Autres passifs	142 644
Comptes de régularisation	458 563
Provisions pour risques et charges	7 073
Fonds pour risques bancaires généraux	3 000
Capitaux propres hors FRBG	57 282
Capital souscrit	74 725
Réserves	0
Report à nouveau	– 17 443
Total passif	1 153 996

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	769
Engagements de garantie	2 470
Engagements sur titres	27 424
Engagements reçus :	
Engagements de financement	0
Engagements de garantie	40 126
Engagements sur titres	0

61877

IOLTECH

Société anonyme au capital de 2 389 158 €.
Siège social : Avenue Paul Langevin, BP 5, 17053 La Rochelle Cedex.
353 451 602 R.C.S. La Rochelle. — APE : 524 T.
Exercice social : du 1er mars au 28 février.

Chiffres d'affaires consolidés (hors taxes).
(En milliers d'euros.)

A. Chiffre d'affaires en données courantes :

	2003/2004			2002/2003			Evolution	
	France	Export	Total	France	Export	Total	Valeur	En %
Premier trimestre	6 048	5 266	11 314	5 558	4 361	9 918	1 396	14,1 %
Deuxième trimestre	4 676	4 814	9 490	4 219	4 008	8 227	1 263	15,4 %
Troisième trimestre	6 237	5 499	11 736	5 734	5 661	11 395	341	3,0 %
Quatrième trimestre	6 229	5 992	12 222	5 609	4 700	10 310	1 912	18,5 %
Total	23 190	21 572	44 762	21 120	18 730	39 850	4 912	12,3 %

B. Chiffre d'affaires pro forma (taux de change et périmètre constants) :

	2003/2004			2002/2003			Evolution	
	France	Export	Total	France	Export	Total	Valeur	En %
Premier trimestre	6 048	5 266	11 314	5 559	5 625	11 185	130	1,2%
Deuxième trimestre	4 676	4 814	9 490	4 217	4 584	8 801	689	7,8%
Troisième trimestre	6 237	5 499	11 736	5 734	5 583	11 317	419	3,7%
Quatrième trimestre	6 229	5 992	12 222	5 610	4 564	10 173	2 049	20,1%
Total	23 190	21 572	44 762	21 120	20 356	41 476	3 286	7,9%

62028

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — **Bilan au 31 décembre 2003.**
(En millions d'euros)

Actif	31/12/03			2002	2001
	Brut	Amortissements/Provisions	Net		
Immobilisations incorporelles	34,7	– 19,3	15,4	15,2	16,5
Immobilisations corporelles	161,7	– 120,9	40,8	51,7	61,3
Immobilisations financières	2 334,9	– 28,3	2 306,6	1 961,2	1 940,5
Actif immobilisé			2 362,8	2 028,1	2 018,3
Stocks	58,5	– 8,1	50,4	51,8	74,2
Clients	155,1	– 5,8	149,3	155,7	164,2
Autres créances :	40,9	0	40,9	41,1	67,1
Valeurs mobilières de placement (net)			84,8	72,6	128
Disponibilités			26,5	22,6	15,1

Actif	31/12/03 Brut	Amortissements/ Provisions	Net	2002	2001
Comptes de régularisation.....			6,7	6,9	7,4
Actif circulant...			358,6	350,7	456,0
Charges à répartir			3,9	3,3	5,4
Ecarts de conversion actif.....			9,9	14,3	3,1
Total actif..			2 735,2	2 396,4	2 482,8

Passif	2003	2002	2001
Capital social	3,4	3,4	3,4
Primes d'émission, de fusion et d'apport.	1 086,4	1 086,4	1 086,4
Réserves	25,9	25,1	25,1
Report à nouveau	318,7	266,3	249,2
Résultat de l'exercice	215,8	54,6	17,2
Provisions réglementées	7,2	7,6	5,4
Capitaux propres	1 657,4	1 443,4	1386,7
Provisions pour risques et charges	14,8	7,4	3,7
Autres emprunts obligataires	377,6	0	0
Emprunts et dettes auprès des établissements de crédit	321,2	685,2	841,9
Emprunts et dettes financières divers	209,3	90,6	77,2
Dettes fournisseurs et comptes rattachés.	58,4	64,8	83,4
Dettes fiscales et sociales	50,7	58,1	46,1
Dettes sur immobilisations et comptes rattachés	1,3	2,4	6,1
Autres dettes	27,4	22,8	21,4
Comptes de régularisation	8,0	9,0	8,6
Dettes	1 053,9	932,9	1 084,7
Ecarts de conversion passif	9,1	12,7	7,7
Total passif	2 735,2	2 396,4	2 482,8

II. — **Compte de résultat.**
(En millions d'euros).

Compte de résultat	2003	2002	2001
Chiffre d'affaires net	551,0	577,9	630,3
Production stockée	0,1	− 1,5	0,9
Production immobilisée	5,6	3,5	3,0
Reprises sur amortissements et provisions, transfert de charges	12,0	5,4	3,0
Autres produits	1,3	1,2	0,9
Total des produits d'exploitation...	570,0	586,5	638,1
Achats de matières premières et autres approvisionnements	64,9	83,5	133,2
Autres achats et charges externes	296,8	309,8	353,9
Impôts, taxes et versements assimilés...	8,2	9,4	9,7
Salaires et traitements	84,4	85,3	79,1
Charges sociales	31,6	32,3	29,6
Dotations aux amortissements et provisions	30,0	39,0	27,8
Autres charges	1,3	0,8	0,6
Total des charges d'exploitation...	517,2	560,1	633,9
Résultat d'exploitation	52,8	26,4	4,2
Résultat financier	35,0	16,0	41,3
Résultat courant avant impôts	87,8	42,4	45,5
Charges exceptionnelles	181,2	52,5	158,0
Produits exceptionnels	308,7	57,5	140,6
Résultat exceptionnel	127,5	5,0	− 17,4
Participation des salariés	0,0	0,3	0,0
Impôts sur les bénéfices	− 0,5	− 7,5	10,9
Résultat	215,8	54,6	17,2

III. — **Projet d'affectation du résultat.**
(En euros.)

Origine :	
Résultat net de l'exercice	215 836 943
Report à nouveau	318 699 967
	534 536 910
Affectation :	
Report à nouveau	215 836 943

IV. — **Annexe aux comptes sociaux.**

Les comptes annuels de l'exercice clos le 31 décembre 2003 ont été arrêtés par le directoire avec un chiffre d'affaires s'élevant à 551 millions d'euros, un résultat net de 215,8 millions d'euros et un total de bilan de 2 735,2 millions d'euros.

1. – Principes, règles et méthodes comptables.

1.1. Principes généraux. — Les comptes annuels de l'exercice clos le 31 décembre 2003 ont été établis conformément aux dispositions législatives et réglementaires en vigueur et aux principes comptables généralement admis :
— continuité de l'exploitation ;
— permanence des méthodes comptables ;
— indépendance des exercices.
L'évaluation des éléments inscrits en comptabilité est faite selon la méthode des coûts historiques.

1.2. Changement de méthode. — Afin d'améliorer la présentation des comptes sociaux, il a été décidé de provisionner, à compter du 1er janvier 2003, l'ensemble des engagements vis-à-vis du personnel conformément à la recommandation n° 2003-R-01 du Conseil national de la comptabilité du 1er avril 2003.
Les engagements vis-à-vis du personnel faisaient auparavant l'objet de provisions constituées sur la base d'une évaluation actuarielle qui ne répondaient pas entièrement aux critères fixées par le Conseil national de la comptabilité.
L'application de la méthode actuarielle préconisée par la recommandation n° 2003-R-01 du Conseil national de la comptabilité aux engagements de retraite identifiés chez JCDecaux S.A., a généré une provision additionnelle de 1,4 M€ qui a été comptabilisée en situation nette d'ouverture.
Par ailleurs, il a également été procédé à l'évaluation actuarielle des médailles du travail, conformément aux méthodes préconisées par la recommandation n° 2003-R-01. Une provision complémentaire a ainsi été constatée à ce titre dans les comptes sociaux pour 0,8 M€. Ce montant, a été entièrement comptabilisé en résultat exceptionnel. Enfin, le montant de l'engagement en terme d'indemnités de fin de carrière a été réestimé en fonction des nouvelles dispositions de la loi Fillon en application en France depuis le 22 août 2003. L'engagement complémentaire en résultant s'élève à 3,9 M€.
Conformément à l'avis n° 2004-A du 21 janvier 2004 du comité d'urgence du Conseil national de la comptabilité, ce montant sera reconnu en résultat sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

1.3. Principales méthodes utilisées :
1.3.1. Actif immobilisé : Les immobilisations sont évaluées au coût d'acquisition conformément aux règles comptables. Il n'y a pas eu de modification dans les méthodes d'évaluation.
1.3.1.1. Immobilisations incorporelles : Les immobilisations incorporelles sont constituées principalement par des logiciels. Elles sont amorties sur une période de 1 à 3 ans sur un mode linéaire au *prorata temporis*, à l'exception des logiciels significatifs développés en interne qui sont amortis linéairement sur une durée de 5 ans.
1.3.1.2. Immobilisations corporelles : Les méthodes d'amortissements n'ont subi aucune modification par rapport aux exercices précédents. Les modes d'amortissements retenus conformes à la législation fiscale et déterminés selon la durée de vie prévue sont les suivants :

Constructions	Linéaire 20 ans
Agencements et aménagements des constructions	Linéaire 10 ans
Installations techniques, matériel et outillage	Linéaire ou dégressif 5 ans
Matériel de transport	Linéaire 4 ans
Matériel de bureau et informatique	Linéaire ou dégressif 3 ou 5 ans
Mobilier	Linéaire 10 ans
Mobilier urbain	Linéaire 7,25 ans

1.3.1.3. Immobilisations financières : Les titres de participation figurent au bilan pour leur prix d'acquisition par la société et sont dépréciés lorsque leur valeur d'utilité est inférieure à leur coût d'acquisition.

La valeur d'utilité des sociétés comprises dans le périmètre de la consolidation est appréciée globalement par segment d'activité (Mobilier Urbain, Affichage, Transport) compte tenu de l'importance essentielle du réseau dans l'offre commerciale de JCDecaux. La société a ainsi procédé à une revue de la valeur des actifs de ces trois activités par comparaison avec une valeur d'usage calculée notamment en fonction des flux de trésorerie actualisés attendus.

Les provisions éventuelles sont fixées à hauteur de la contribution négative de chaque activité aux réserves consolidées du Groupe, ces réserves étant corrigées des plus et moins values résultant de la comparaison des actifs comptabilisés avec leur valeur d'usage. Des dépréciations sont cependant constatées dans le cadre d'une approche individuelle de la valeur actuelle des titres de participation lorsque plusieurs des conditions suivantes sont réunies :

— absence d'importance significative dans le réseau ;
— environnement économique particulièrement dégradé rendant des prévisions très difficiles ;
— tests de valeur d'usage négatif.

Les titres de participation dans les sociétés non consolidées et les titres immobilisés de l'activité de portefeuille font l'objet d'une dépréciation lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique.

Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres et des perspectives de rentabilité lorsque ces dernières présentent des assurances satisfaisantes.

Lors des cessions de titres de participation, il est fait application de la méthode Fifo.

1.3.2. Actif circulant :

1.3.2.1. Stocks et en cours : Les stocks de marchandises sont valorisés à leur prix d'achat et les stocks de produits finis ou de produits intermédiaires sont valorisés à leur prix de revient. Les stocks sont dépréciés en fonction de leur valeur d'usage et de leur probabilité d'écoulement.

1.3.2.2. Créances : Les créances litigieuses, contentieuses ou douteuses de par leur antériorité, font l'objet de provisions pour dépréciation en fonction du risque de non recouvrement.

1.3.2.3. Charges constatées d'avance : Conformément à la règle d'indépendance des exercices, les charges se rapportant aux exercices 2004 et ultérieurs sont enregistrées dans ce compte.

1.3.3. Passif :

1.3.3.1. Provisions pour risques et charges : Des provisions sont constituées pour faire face à des risques potentiels ou à des charges à prévoir.

1.3.3.2. Provisions pour indemnités de fin de carrière et avantages assimilés : Les engagements de JCDecaux S.A. résultant de régimes à prestations définies, ainsi que leur coût, sont déterminés selon la méthode des unités de crédit projetées.

Cette méthode consiste à évaluer l'engagement en fonction du salaire projeté en fin de carrière et des droits acquis à la date d'évaluation, déterminés selon les dispositions de la convention collective, des accords d'entreprise ou des droits légaux en vigueur.

Pour les avantages postérieurs à l'emploi à prestations définies, les écarts actuariels représentant plus de 10 % du montant des engagements ou de la valeur de marché des placements sont amortis sur la durée résiduelle moyenne de présence des salariés. Le coût des services passés est amortis sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Pour les avantages à long terme, les écarts actuariels générés ainsi que le coût des services passés sont immédiatement comptabilisés en charges ou en produits, l'exercice de leur constatation.

1.3.3.3. Produits constatés d'avance : Conformément à la règle de l'indépendance des exercices, les produits se rapportant aux exercices 2004 et ultérieurs sont enregistrés dans ce compte.

1.3.4. Opérations en devises et instruments financiers :

1.3.4.1. Opérations en devises : Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre-valeur au cours de fin d'exercice. La différence éventuelle résultant de l'actualisation des dettes et créances en devises à ce dernier cours est portée au bilan en « Comptes de régularisation ».

1.3.4.2. Instruments financiers : Les couvertures de risque de taux d'intérêt visent à limiter les effets des fluctuations des taux d'intérêts à court terme sur les emprunts souscrits par la société.

Ces couvertures sont réalisées au moyen d'instruments financiers de gré à gré avec des contreparties bancaires de premier rang. Les instruments financiers utilisés sont principalement des swaps, des FRA (Forward Rate Agreements) et des options de taux.

Les couvertures de risque de change visent à prémunir l'entreprise contre les effets de fluctuations des devises contre l'euro. Les instruments utilisés sont principalement des achats et ventes à terme de devises contre euros et des options de change.

2. – Identité des sociétés-mères consolidant les comptes de la société.

Bien que publiant elle-même des comptes consolidés, les comptes annuels sont inclus suivant la méthode de l'intégration globale dans les comptes consolidés de la société suivante :

JCDecaux Holding
17, rue Soyer
92200 Neuilly-sur-Seine

3. – Immobilisations incorporelles.

(En millions d'euros)	Valeurs au 01/01/03	Augmentations	Diminutions	Valeurs au 31/12/03
Valeurs brutes	30,7	6,3	2,3	34,7
Amortissements et provisions	– 15,5	– 6,0	– 2,2	– 19,3
Valeurs nettes	15,2	0,3	0,1	15,4

Les immobilisations incorporelles sont constituées pour l'essentiel de logiciels. Les logiciels acquis sont amortis linéairement *prorata temporis* sur une durée allant de 1 à 3 ans.

Les frais engagés, tant internes qu'externes, pour le développement des logiciels significatifs (applications informatiques dites « De cœur de métier ») sont portés en immobilisations incorporelles et amortis linéairement sur une durée de 5 ans. Conformément aux dispositions comptables en vigueur, seuls les frais engagés sur les phases de conception détaillée, programmation et paramétrage, tests et recette sont enregistrés en immobilisations.

Les éventuels frais de recherche et de développement encourus au cours de l'exercice sont comptabilisés en charge.

4. – Immobilisations corporelles.

(En millions d'euros)	Valeurs au 01/01/03	Augmentations	Diminutions	Valeurs au 31/12/03
Valeurs brutes	162,2	4,7	5,2	161,7
Amortissements et provisions	– 110,5	– 14,6	– 4,2	– 120,9
Valeurs nettes	51,7	– 9,9	1,0	40,8

Valeurs brutes (en millions d'euros)	Valeurs au 01/01/03	Augmentations	Diminutions	Valeurs au 31/12/03
Terrains	0,2			0,2
Constructions	37,6	0,2		37,8
Mobiliers urbains	0,6	0,2	0,2	0,6
Installations, matériel et outillage	24,5	0,7	0,6	24,6
Installations générales, agencements	34,8	0,4	0,2	35,0
Matériel de transport	41,3	0,6	3,2	38,7
Matériel de bureau et informations	22,2	2,3	0,6	23,9
Autres	0,1			0,1
En-cours	0,7	0,4	0,4	0,7
Avances et acomptes	0,1			0,1
Total	162,2	4,7	5,2	161,7

Amortissements (En millions d'euros)	Valeurs au 01/01/03	Augmentations	Diminutions	Valeurs au 31/12/03
Constructions	– 20,5	– 3,0		– 23,5
Mobiliers urbains	– 0,5		– 0,1	– 0,4
Installations, matériel et outillage	– 16,3	– 3,0	– 0,4	– 18,9
Installations générales, agencements	– 21,2	– 2,5	– 0,1	– 23,6
Matériel de transport	– 33,9	– 3,8	– 3,0	– 34,7
Matériel de bureau et informations	– 17,8	– 2,3	– 0,6	– 19,5
Emballages récupérables	– 0,1			– 0,1
Immobilisations en cours	– 0,2			– 0,2
Total	– 110,5	– 14,6	– 4,2	– 120,9

FILE 82-5247

5. – Immobilisations financières.

(En millions d'euros)	Valeurs au 01/01/03	Augmentations	Diminutions	Valeurs au 31/12/03
Participations	1 827,0	501,5	178,3	2 150,2
Créances rattachées à des participations	97,5	217,3	183,0	131,8
Autres titres immobilisés	2,1			2,1
Prêts et autres immobilisations financières	62,0	107,9	119,1	50,8
Valeurs brutes	1 988,6	826,7	480,4	2 334,9
Amortissements et provisions	– 27,4	– 5,9	– 5,1	– 28,2
Valeurs nettes	1 961,2	820,8	475,3	2 306,7

Détail de l'augmentation des titres de participations (en millions d'euros) :

JCDecaux CEE New (titres reçus)	199,8
JCDecaux Street Furniture	11,9
Affichage Holding	138,1
JCDecaux Deutschland	41,8
JCDecaux Espana (suite à apport de titres)	107,3
RCI	0,3
JCDecaux Sverige	1,4
Red Portuguesa	0,1
JCDecaux Malaisie	0,8
Augmentation des titres de participation	501,5

Détail des diminutions des titres de participations (en millions d'euros) :

Titres JCDecaux CEE annulés	161,3
Apport de titres JCDecaux & Sign	2,8
Apport de titres Mobiliario Urbano	12,0
Apport de titres JCDecaux Atlantis	2,1
Dissolution par confusion de patrimoine Gommage Graffitis	0,1
Diminution des titres de participation	178,3

Les mouvements sur les titres JCDecaux CEE New, JCDecaux CEE et l'acquisition des titres Affichage Holding résultent de la mise en œuvre du retrait d'un partenaire dans le cadre d'un partenariat de coopération.

Les augmentations et diminutions des créances rattachées à des participations correspondent aux nouveaux prêts et aux remboursements des financements accordés aux filiales. Le poste « Autres titres immobilisés » correspond au rachat de 200 000 actions JCDecaux S.A. acquis à un prix moyen hors commissions de 10,28 €.

6. – Stocks.

(En millions d'euros)	2003	2002 corrigé (1)	2002
Matières premières et approvisionnements	26,4	27,4	58,7
En-cours de production	19,3	18,7	0,1
Produits finis	12,8	13,3	0,6
Total valeur brute	58,5	59,4	59,4
Provision pour dépréciation	– 8,2	– 7,6	– 7,6
Total valeur nette	50,3	51,8	51,8

(1) Suite à la mise en place d'une nouvelle application de gestion des stocks en avril 2003, une répartition des stocks par catégorie a pu être effectuée.

7. – Valeurs mobilières de placement.

Le portefeuille est constitué des éléments suivants :

	Nombres	Montant (en millions d'euros)
OPCVM :		
Natexis Sécurité +	105	23,4
BAREP Court-Terme	3 246	49,3
Union Plus CIC	78	12,1
Autres VMP (instruments de couverture)	N.S.	N.S.
Total	3 429	84,8

La valeur liquidative du portefeuille d'OPCVM au 31 décembre 2003 s'élève à 84,8 millions d'euros.

8. – Disponibilités.

(En millions d'euros)	2003	2002
Banques et comptes courants	6,5	22,7
Caisse	N.S.	N.S.
Dépôts à terme pouvant être débloqués par anticipation	20,0	
Total	26,5	22,7

9. – Charges à repartir sur plusieurs exercices.

(En millions d'euros)	2003	2002
Frais d'émission d'emprunts	3,9	2,9
Convergence des systèmes comptables	0	0,4
Total	3,9	3,3

Les frais d'émission d'emprunt sont principalement relatifs à l'émission en 2003 du placement privé aux Etats-Unis et à la mise en place en décembre 2003 d'une ligne de crédit. Ces frais sont amortis sur la durée respective de chaque emprunt.

10. – Echéances des créances et des dettes.

(En millions d'euros)	Total	A moins d'un an	A plus d'un an 5 ans au plus	A plus de cinq ans
Créances	385,04	206,9	178,1	
Dettes	1 053,9	503,7	175,2	375,0

Les montants indiqués en créances incluent les créances rattachées à des participations (prêts aux filiales), les autres prêts ainsi que les créances sur les clients et les autres créances. Les montants indiqués en dettes incluent les dettes obligataires, bancaires et autres dettes financières vis-à-vis des filiales ainsi que les dettes fournisseurs et autres dettes.

Les dettes financières de JCDecaux S.A. vis-à-vis de sociétés qui ne sont pas ses filiales directes ou indirectes sont constituées par :

— Un placement privé émis en 2003 aux Etats-Unis, amortissable entre 2010 et 2015 et d'un montant au 31 décembre 2003 de 375 millions d'euros ;

— Le montant restant dû de la tranche A de son crédit syndiqué mis en place en 2000, amortissable semestriellement jusqu'en septembre 2005 et dont l'encours au 31 décembre 2003 est de 320 millions d'euros, après un amortissement anticipé volontaire de 163 millions d'euros en juin 2003.

Par ailleurs, la société disposait au 31 décembre 2003 de lignes de crédit bancaires confirmées non utilisées :

— La tranche B du crédit syndiqué, d'un montant de 501,6 millions d'euros d'échéance finale septembre 2005. En février 2004, la société a procédé à l'annulation partielle de cette Tranche B portant ainsi le solde à 102,2 millions d'euros ;

— Une ligne de crédit bancaire mise en place en décembre 2003, d'un montant de 550 millions d'euros d'échéance finale décembre 2008.

L'utilisation de cette ligne de crédit est conditionnée par le remboursement anticipé de la Tranche A du crédit syndiqué, remboursement qui a été effectué en janvier 2004.

Les sources de financement de JCDecaux S.A. sont confirmées, mais imposent le respect de « Covenants ». Le non respect de ces « Covenants » peut impliquer l'exigibilité anticipée des prêts et crédits :

— Ils limitent la capacité de JCDecaux S.A. entre autres à :

- accorder des sûretés,
- céder des actifs,
- faire porter de la dette par les filiales de JCDecaux S.A. (placement privé et ligne mis en place en 2003 uniquement),
- distribuer des dividendes au delà de 30 % du résultat net consolidé de l'exercice fiscal précédent (ligne mis en place en 2000 uniquement),
- limiter leurs activités à celles actuellement exercées dans le cadre de la communication extérieure (lignes mises en place en 2000 et 2003 uniquement);

— Ils requièrent de JCDecaux S.A. et de ses filiales consolidées de

– ratio de couverture d'intérêts : EBITDA consolidé/frais financiers nets consolidés > 3,5 pour 1 (ligne 2003 et placement privé) ou de 5 pour 1 (ligne 2000),
– ratio d'endettement net consolidé : dette nette consolidée/ EBITDA consolidé < 3,5 pour 1.

Au 31 décembre 2003, le Groupe a satisfait à ces critères, avec un ratio de couverture d'intérêts de 14,8 et un ratio d'endettement consolidé de 1,5.

— Ils limitent les changements du contrôle de JCDecaux S.A.

11. – Charges et produits constatés d'avance.

(En millions d'euros)	2003	2002
Location emplacements publicitaires	5,6	5,1
Instruments financiers (primes sur options de taux d'intérêts)	0,1	0,7
Divers (maintenance, location, etc...)	1,0	1,1
Charges constatées d'avance	6,7	6,9

(En millions d'euros)	2003	2002
Location emplacements publicitaires	7,9	8,9
Instruments financiers (primes sur options de taux d'intérêts)	0,0	0,1
Divers	0,1	N.S.
Produits constatés d'avance	8,0	9,0

12. – Capitaux propres.

(En millions d'euros)	01/01/03	Affectation du résultat 2002	Variations 2003	31/12/03
Capital	3,4			3,4
Prime d'émission	683,3			683,3
Prime de fusion	159,1			159,1
Prime d'apports	244,0			244,0
Réserve légale	0,3			0,3
Réserve provisions nettes long-terme	21,8	0,7		22,5
Autres réserves	3,1			3,1
Report à nouveau	266,3	53,8	– 1,4	318,7
Résultat de l'exercice	54,5	– 54,5	215,8	215,8
Provisions réglementées	7,6		– 0,4	7,2
Total capitaux propres	1 443,4		214,0	1 657,4

Au 31 décembre 2003, le capital social de 3378284,27 € est composé de 221 600 760 actions entièrement libérées.

Dans le cadre du plan d'options de souscription autorisé par les assemblées générales des 23 mars 2001 et 23 mai 2002, le directoire a octroyé au cours de l'exercice 2003, 209 546 options, portant le nombre de stock-options attribué au 31 décembre 2003 à 4 401 346 options, réparties comme suit :

Date d'émission	21/06/01	20/07/01	14/12/01	13/12/02	16/01/03
Nombre d'options émises	3 283 684	479 024	340 996	88 096	209 546
Prix d'exercice des options	16,50 €	15,46 €	11,12 €	10,67 €	10,78 €
Date d'expiration	21/06/08	20/07/08	14/12/08	13/12/09	16/01/10

Au 31 décembre 2003, le capital social de la société est détenu à hauteur de 69,52 % par la société JCDecaux Holding et à hauteur de 3,14 % par la société Artisan International Funds Milwaukee (USA) (soit 6 949 356 actions détenues).

La société n'a pas distribué de dividendes en 2003.

13. – Provisions pour risques et charges.

(En millions d'euros)	Valeurs au 01/01/03	Imputation sur situation nette	Dotations 2003	Reprises 2003 (2)	Valeurs au 31/12/03
Provisions pour risques :					
Autres provisions déductibles	1,5		0,4	1,3	0,6
Autres provisions non déductibles	3,3		8,2	3,3	8,2
Provisions pour charges :					
Provision pour IFC et médailles du travail	2,6	1,4	2,0		6,0
Provisions pour restructuration					
Total	7,4	1,4	10,6	4,6	14,8

(1) Principalement provision pour perte de change et risques filiales.
(2) L'ensemble des reprises de provision correspond à des charges engagées sur l'exercice.

Les engagements à prestations définies de JCDecaux S.A. vis-à-vis du personnel sont principalement constitués des indemnités conventionnelles de départs en retraite et des médailles du travail.

Le régime d'indemnités de départs en retraite est partiellement financé par un fonds.

Les provisions sont calculées avec les hypothèses suivantes :

	Au 31/12/03
Taux d'actualisation	5 %
Taux de revalorisation de salaires	2 %
Rendement attendu des actifs des régimes	5,50 %
Durée résiduelle moyenne de présence	15 ans

Les engagements de retraite et autres avantages à long-terme s'analysent de la façon suivante :

(En millions d'euros)	Régime de retraite	Autres engagements	Total
Evolution de la dette actuarielle :			
Ouverture	7,7	0,7	8,4
Coût normal	0,9	0,1	1,0
Intérêts sur la dette	0,6		0,6
Modifications de régimes	3,9		3,9
Prestations payées	– 0,2		– 0,2
Dette actuarielle à la clôture	12,9	0,8	13,7
Evolution des actifs :			
Ouverture	3,7		3,7
Contribution employeur	0,2		0,2
Prestations payées	– 0,2		– 0,2
Rendement réel	0,2		0,2
Actifs à la clôture	3,9		3,9
Provision :			
Couverture financière	9,0	0,8	9,8
Coût des services passés non amortis	– 3,8		– 3,8
Provision de clôture	5,2	0,8	6,0
Charge de retraite :			
Coût normal	0,9	0,1	1
Intérêt sur la dette	0,6		0,6
Rendement attendu des placements	– 0,2		– 0,2
Amortissements du coût des services passés	0,1		0,1
Charge de l'exercice	1,4	0,1	1,5

FILE 82-5247

Le poste « Modifications de régime restant à amortir » correspond au surcoût généré par l'application de la loi Fillon et fait l'objet d'un amortissement sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Le coût des services passés non amorti au 31 décembre 2003 s'élève à 3,8 millions d'euros.

Sur l'exercice, les mouvements nets sont les suivants :

(En milliers d'euros)	2003
Au 1er janvier 2003	4,7
Coût selon compte de résultat	1,5
Contribution employeur	−0,2
Au 31 décembre 2003	6,0

La décomposition des actifs est la suivante :

2003	M€	En %
Actions	0,5	13
Obligations	2,9	74
Immobilier	0,5	13
Total	3,9	100

14. – Situation fiscale latente.

Allégement (+) et accroissement (–) de la dette future d'impôt :

(En millions d'euros)	2003	2002
Déficit	65,7	87,7
Indemnités de fin de carrière	5,2	2,6
Autres provisions pour risques et charges	4,9	
Plus value latente sur VMP		
Participation des salariés		
Contribution sociale de solidarité	0,5	0,5
Gain/Perte latente de change	0,1	0,4
Charges à répartir		−0,4
Moins-value nette à long-terme	22,4	21,8
Logiciels	−2,2	−3,3
Autres	2,0	13,2
Total	98,6	122,5

Les apports de titres et fusions opérés en 2003 en sursis d'imposition n'ont pas été pris en compte dans la situation fiscale latente de la société, celle-ci n'ayant pas l'intention de céder les titres apportés.

15. – Répartition du chiffre d'affaires.

(En millions d'euros)	2003	2002
France	492,7	509,1
Export	58,3	68,8
Total	551,0	577,9

(En millions d'euros)	France	Export
Prestations administratives et financières	35,4	11,3
Ventes espaces publicitaires	268,3	12,7
Autres prestations	189,0	34,3
Total	492,7	58,3

Le chiffre d'affaires comprend les ventes d'espaces publicitaires de l'activité Mobilier Urbain en France, les prestations de services rendues aux clients non publicitaires (collectivités locales), les ventes de mobiliers urbains aux filiales françaises et étrangères ainsi que les prestations techniques et administratives assurées pour l'ensemble des sociétés fran-

16. – Résultat financier.

Le résultat financier s'établit à 35 millions d'euros en 2003 contre 16 millions en 2002, soit une hausse de 19 millions d'euros. Cette variation est principalement due à la hausse des dividendes reçus (65,9 millions d'euros contre 52,4 millions d'euros en 2002, soit une augmentation de 13,5 millions d'euros) et à la baisse des charges financières nettes de 20,3 millions d'euros, baisse due à la conjonction de la baisse de la dette de JCDecaux S.A. et de la baisse des taux d'intérêt. Cette amélioration a été en partie compensée par les différences de changes négatives réalisées par JCDecaux S.A. en 2003.

17. – Produits et charges exceptionnels.

(En millions d'euros)	2003	2002
VNC des éléments d'actifs cédés	0,7	0,4
Médailles du travail	0,8	
Cessions/apports de titres	178,3	45,5
ERP Oracle	0,5	2,1
Divers	0,9	1,1
Dotations, amortissements dérogatoires		3,4
Total des charges exceptionnelles	181,2	52,5

(En millions d'euros)	2003	2002
Produits des éléments d'actifs cédés	0,9	0,3
Reprises, provisions pour implantation à l'étranger		1,3
Cessions/Apports de titres	307,1	54,4
Divers	0,3	0,5
Reprise/Amortissements dérogatoires	0,4	
ERP Oracle		1,0
Total des produits exceptionnels	308,7	57,5

Les résultats dégagés sur les titres en 2003 concernent :

— les échanges de titres intervenus en Espagne suite à la réorganisation locale ;

— la prise de contrôle dans la société Gewista à hauteur de 67 %.

Les flux de cession de titres en 2002 s'inscrivent principalement dans le cadre des opérations de fusion intervenues en Finlande et au Portugal.

18. – Charges à payer et produits à recevoir.

(En millions d'euros)	2003	2002
Charges à payer :		
Dettes financières :		
Emprunts obligataires	2,6	
Emprunts et dettes auprès établissements crédit et des filiales de la société	0,2	0,4
Emprunts dettes financières autres		1,6
Dettes exploitation :		
Dettes fournisseurs et comptes rattachés	34,0	40,9
Dettes fiscales et sociales	22,1	22,1
Dettes diverses et autres éléments :		
Dettes sur immobilisations et comptes rattachés	1,1	1,0
Autres dettes	23,6	19,9
Instruments de trésorerie	0,1	0,7
Produits à recevoir :		
Immobilisations financières :		
Créances rattachées à des participations	0,8	1,9
Prêts	0,5	0,1
Autres immobilisations financières		
Créances d'exploitation :		
Créances clients et comptes rattachés	7,5	6,0
Autres créances	7,0	10,5
Créances diverses :		
Dividendes à recevoir		10,1
Instruments de trésorerie	1,7	1,5
Disponibilités (rétrocession)	0,7	0,1

FILE 82-5247

19. – Ventilation de l'impôt sur les bénéfices.

(En millions d'euros)	Résultat avant impôts	Impôts	Résultat après impôts
Résultat courant.	87,8	– 0,6	88,4
Résultat exceptionnel.	127,5	0,1	127,4
Participations.			
Résultat comptable.	215,3	0,5	215,8

Une convention d'intégration fiscale, dont la société tête de Groupe est JCDecaux S.A., a pris effet au 1er janvier 2002 et a été conclue avec les sociétés suivantes :
— JCDecaux Mobilier Urbain ;
— Avenir ;
— JCDecaux Airport France ;
— JCDecaux Publicité Lumineuse
— SEMUP ;
— Decaux Publicité Extérieure.
Aux termes de cette convention et conformément aux textes en vigueur, chaque société intégrée établit son résultat fiscal et calcule l'impôt sur les sociétés comme en l'absence d'intégration fiscale. La charge d'impôt est enregistrée par la société intégrée, l'impôt sur les sociétés étant dû à la société intégrante qui procédera à sa liquidation. En cas de déficit fiscal de la société intégrée, l'économie d'impôt est un gain immédiat pour la société intégrante.
Le boni dégagé au titre de l'intégration fiscale s'est élevé pour l'exercice 2003 à 0,7 million d'euros (montant comptabilisé en Impôt sur les bénéfices).
En l'absence d'intégration fiscale, aucun impôt n'aurait été constaté par la société JCDecaux S.A.
En cas de sortie d'une des filiales du Groupe fiscal, et quelle qu'en soit la cause, les parties se rapprocheront pour en examiner les conséquences.
Au 31 décembre 2003, le Groupe fiscalement intégré ne possède pas de déficit reportable.

20. – Engagements hors bilan autres que les instruments financiers.

(En millions d'euros)	31/12/03	31/12/02
Engagements donnés :		
Garantie de marchés (1).	38,3	19,4
Autres garanties (2).	52,3	89,6
Nantissements, hypothèques et sûretés réelles.		32,7
Engagements sur titres (3).	76,1	212,0
Total.	166,7	353,7
Engagements reçus :		
Engagements sur titres (4).	74,0	219,0
Ligne de crédit disponible.	1 051,6	502,0
Abandons de créances (clause de retour à meilleure fortune).	12,2	12,2
Total.	1 137,8	733,2

(1) Les garanties de marchés correspondent aux garanties émises. La société garantit directement ou en contre-garantie de banques ou de compagnies d'assurance, la bonne exécution des contrats de concession de filiales.
(2) Le poste « Autres garanties » comprend les garanties émises pour le paiement de loyers, dettes financières, location de véhicules de certaines de ses filiales ou contre-garantit des banques dans le cadre de ligne de cautions accordées à certaines de ses filiales. A noter que le montant des garanties sur dettes financières (lignes de crédit et découverts bancaires) et sur lignes de cautions bancaires correspond au montant effectivement utilisé au 31 décembre 2003.
(3) Les engagements sur titres sont accordés et reçus, notamment dans le cadre des opérations de croissance externe.
(4) Les engagements reçus sur titres comprennent un engagement d'un partenaire stratégique de ne pas céder sa participation actuelle dans l'une des filiales indirectes de la société JCDecaux S.A. avant le 1er janvier 2009.

JCDecaux et B&C Holding ont mis fin à leur accord de partenariat en Autriche et en Europe Centrale, conclu en avril 2001. B&C Holding a exercé, en août 2003, son droit de vente pour un montant de 138 M€. A l'issue de cette opération, JCDecaux S.A. détient directement 30 % de la société Affichage Holding et, via sa filiale à 100 % JCDecaux Central Eastern Europe Holding, 67 % de la société Gewista.
D'autre part, les engagements donnés sur titres comprennent au bénéfice de nos partenaires, un droit de vente pour un montant de 74 millions d'euros exerçable du 1er janvier 2009 au 31 décembre 2009 et un engagement d'acheter, en 2006, des titres (1,77 %) pour un montant estimé de

21. – Instruments financiers.

La société n'utilise des produits dérivés qu'à des fins de couverture contre les risques de taux d'intérêts et de change.

a) Instruments financiers d'émission d'emprunts obligataires. — En 2003, en émettant son placement privé aux Etats-Unis, JCDecaux S.A. a levé des ressources dont une part significative (250 millions de dollars) était libellée en dollars américains et à taux fixe. Le Groupe n'ayant pas généré de besoins de financement libellés en dollars américains d'un tel montant et privilégiant une indexation variable pour ses emprunts à moyen et long-terme, JCDecaux S.A. a procédé, concomitamment à l'émission de son placement privé, à la mise en place de swaps d'émission :
— Swap de taux : receveur de taux fixe et payeur de taux variable Libor, d'un montant de 100 millions de dollars américains et d'échéance avril 2010 ;
— Swaps de taux combinés à des swaps de base : receveurs de taux fixe dollar américain et payeurs de taux variable Euribor, d'un montant total d'origine de 150 millions de dollars et après swap de 142 M€, d'échéances comprises entre avril 2013 et avril 2015.
La valeur de marché du portefeuille d'instruments financiers d'émission de JCDecaux S.A. au 31 décembre 2003 est de – 25,3 millions d'euros.

b) Couverture du risque de change. — L'exposition de la société au risque de change provient de l'activité avec ses filiales à l'étranger. Elle est principalement liée :
— aux opérations commerciales : achats de matériels ;
— aux opérations financières :
- refinancement et recyclage de la trésorerie des filiales étrangères, couverts par des swaps de change à court-terme (l'échéance la plus lointaine de ces contrats est le 31 mars 2004),
- emprunts libellés en dollars US et convertis en euros, couverts par des swaps d'émissions de même maturité que ces emprunts (voir paragraphe ci-dessus).

Au 31 décembre 2003, les opérations contractées par la société sont les suivantes :

(En millions d'euros)	Actifs financiers et commerciaux	Passifs financiers et commerciaux	Actifs/ Passifs	Hors bilan (1)	Positions conditionnelles	Différentiel
USD. . .	75,0	227,9	– 152,9	141,2		– 11,7
GBP. . .	13,3	0,6	12,7	– 8,4		4,3
SGD. . .	1,2	1,7	– 0,5	1,3		0,8
SEK. . .	4,7		4,7	– 1,6		3,1
AUD. . .	0,3		0,3	0		0,3
NOK. . .	6,2		6,2	– 2,7		3,5
DKK. . .	4,8		4,8	– 4,6		0,2
JPY. . . .				0,8		0,8
HKD. . .	0,6	2,3	– 1,7	2,9		1,2
THB. . .	0,3		0,3	0		0,3
Autres devises	0,2	0,2		0		0
Total. . .	106,6	232,7	– 126,1	128,9		2,8

(1) Swaps d'émissions et swaps de change à court-terme.

La valeur de marché du portefeuille d'instruments financiers à court-terme (swaps de change, hors swaps d'émission traités ci-dessus) au 31 décembre 2003 est de – 3,4 millions d'euros.

c) Couverture du risque de taux d'intérêt. — Le risque de taux d'intérêt de la société provient :
— de ses emprunts obligataires émis directement à taux variable ou bien à taux fixe mais transformé en taux variable dès l'émission de l'emprunt et ce, sur toute sa durée de vie, de ses emprunts bancaires qui supportent un taux d'intérêt variable.
Ainsi, les emprunts souscrits par la société sont principalement indexés aux taux monétaires. Afin de se protéger contre une hausse des taux Euribor, la société a mis en place des couvertures sous forme de swaps à taux fixe, d'achats de Caps secs ou éventuellement financés par des ventes de Caps ou de Floors.

Au 31 décembre 2003, les positions contractées par la société sont les suivantes :
— Caps achetés pour 153 millions d'euros, dont 80 millions d'euros sont à paliers ou partiellement annulables ; ces Caps ont une échéance comprise entre octobre 2004 et avril 2006 ; aucun de ces Caps n'est actif

— Caps vendus pour 35 millions d'euros, d'échéance avril 2006 ; aucun de ces Caps n'est actif au 31 décembre 2003 ;
— Floors vendus pour 115 millions d'euros, dont les échéances sont comprises entre octobre 2004 et avril 2006, 80 millions d'euros sont dans la monnaie dans les conditions d'Euribor 3 mois du 31 décembre 2003 soit 2,124 %.

La valeur de marché de ces instruments financiers au 31 décembre 2003 est de – 1,8 million d'euros.

22. – Rémunération des dirigeants.

Le montant des jetons de présence versés aux membres du conseil de surveillance au titre de l'exercice 2003, s'élève à 132 518,66 €.

Le montant des rémunérations versées aux membres du directoire s'élève à 2 689 490,11 €.

23. – Effectifs.

La ventilation des effectifs moyens par catégorie est la suivante :

Catégorie	2003	2002
Cadres	355	354
Agents de maîtrise	597	603
Employés	1 657	1 767
Total	2 609	2 726

24. – Opérations réalisées avec des entreprises liées.
(En millions d'euros.)

Postes du bilan	2003	2002
Bilan (en valeur brute) :		
Immobilisations financières :		
Participations	2 149,9	1 827,1
Provisions sur participations financières	– 25,7	– 25,2
Créances sur participations	131,5	97,2
Provisions sur créances sur participations	– 2,5	– 2,3
Prêts	49,2	60,2
Dépôts et cautionnements versés	0,5	0,5
Créances :		
Créances clients et comptes rattachés	55,8	61,1
Autres créances	26,9	29,2
Charges constatées d'avance	5,6	5,0
Disponibilités	N.S.	8,5
Dettes :		
Emprunts et dettes auprès des établissements de crédit	0,0	43,3
Emprunts et dettes financières diverses	209,0	90,4
Dettes fournisseurs et comptes rattachés	29,9	32,6
Autres dettes	3,7	5,7
Dettes sur immobilisations et comptes rattachés	0,0	0,2
Produits constatés d'avance	0,0	0,1

Postes du compte de résultat	2003	2002
Compte de résultat :		
Charges d'exploitation	214,7	234,4
Produits d'exploitation	259,3	284,6
Charges financières :		
Intérêts et charges assimilées	4,0	3,6
Pertes sur créances liées à des participations	0	14,0
Dotations, provisions risques et charges financières	10,8	6,5
Produits financiers :		
Produits de participations	65,9	52,4
Intérêts	5,3	7,2
Reprises, provisions, risques financiers	5,9	10,7
Charges exceptionnelles :		
VNC immobilisations financières cédées	16,9	45,5
Produits exceptionnels :		
Produits exceptionnels	107,4	1,6
Participation des salariés		0,3

En plus des sociétés susceptibles d'être consolidées par intégration globale, ont été considérées comme entreprises liées les sociétés consolidées par intégration proportionnelle dans les comptes du groupe JCDecaux.

25. – Tableau des filiales et participations au 31 décembre 2003.

(En milliers d'euros.)

Sociétés	Capital en devises	Autres (1) capitaux propres en devises	Quote-part du capital en %	Valeur d'inventaire des titres détenus		Prêts et avances consentis par la société et non remboursés	Montant des cautions et avals fournis par la société (En euros)	Chiffre d'affaires hors taxes de l'exercice 2003 (En euros)	Bénéfices net (ou perte) de l'exercice 2003 (En euros)	Dividendes encaissés par la société au cours de l'exercice (En euros)
				Brute	Nette					
Renseignements concernant les filiales et participations dont la valeur d'inventaire est significative :										
A. Filiales en France :										
Somupi	762 EUR	771	66	1 135	1 135			18 552	3 051	1 452
Sopact	229 EUR	2 360	50	1 042	1 042			12 948	713	117
JCDecaux MU	993 EUR	45 596	100	233 677	233 677			212 262	30 136	14 987
Semup	831 EUR	21 118	100	39 471	39 471			33 114	6 871	8 175
DPE	152 EUR	22	27,71	3 167	3 167	2 000		10 413	178	429
Avenir	26 805 EUR	202 836	100	608 462	608 462			172 330	2 468	0
JCD Publicité Lumineuse	778 EUR	2 417	100	30 390	30 390			6 791	1 091	1 684
JCDecaux Airport	768 EUR	4 847	100	98 799	98 799	7 000		34 689	922	936

FILE 82-5247

Sociétés	Capital en devises	Autres (1) capitaux propres en devises	Quote-part du capital en %	Valeur d'inventaire des titres détenus		Prêts et avances consentis par la société et non remboursés	Montant des cautions et avals fournis par la société (En euros)	Chiffre d'affaires hors taxes de l'exercice 2003 (En euros)	Bénéfices net (ou perte) de l'exercice 2003 (En euros)	Dividendes encaissés par la société au cours de l'exercice (En euros)
				Brute	Nette					
B. Filiales étrangères :										
JCD Finlande (2)	432 EUR	32 487 EUR	89,89	58 671	58 671			22 364	3 979	4 495
JCD Belgique	155 EUR	8 154 EUR	100	42 193	42 193	5 500		29 486	273	
ACM Belgique	62 EUR	1 114 EUR	100	4 320	4 320				1 565	900
JCD Luxembourg	1 048 EUR	206 EUR	100	1 539	1 539			1 544	235	170
JCD CEE News	35 EUR	103 246 EUR	100	199 763	199 763				– 3	
Affichage Holding	33 750 CHF	168 772 CHF	30	138 078	138 078			12 196	12 196	
JCD U.K.	5 500 GBP	7 733 GBP	100	7 926	7 926	11 067		67 920	9 693	11 183
JCD Deutschland	8 232 EUR	51 263 EUR	100	60 461	60 461	2 000		47 736	8 401	9 900
ACM GmbH	77 EUR	2 EUR	100	1 726	1 726			11 291	4 666	5 000
JCD Mestsky	120 000 CZK	– 45 374 CZK	96,2	3 092	3 092			4 838	1 081	
JCD Sverige	75 000 SEK	18 917 SEK	98,23	27 116	27 116	1 511		30 924	1 948	
IP Decaux	500 000 KRW	– 835 708 KRW	50	213	213		2 644	1 015	– 287	
JCD Street Furniture	43 510 AUD	– 22 510 AUD	100	26 500	26 500					
Purbe	60 EUR	12 EUR	100	37 847	37 847				2 667	2 625
MC Decaux Inc. Japon	10 000 JPY	– 492 474 JPY	60	66	0		4 887	1 566	1 557	
JCD Portugal	1 247 EUR	22 007 EUR	0,15	253	253			34 853	5 077	52
JCD do Brazil	5 367 BRL	– 5 342 BRL	100	3 962	32	348			– 233	
JCD Norge	13 000 NOK	– 58 662 NOK	75,38	12 021	7 091	6 003	6 064	10 345	– 1 112	
JCD Chile	122 236 CLP	– 1 061 072 CLP	99,9	207	0		5 891	3 762	– 14	
JCD Slovakia	7 300 SKK	41 487 SKK	100	184	184			1 467	599	
V K M BV	18 EUR	– 1 200 EUR	50	9	9				3 397	654
Afa JCD	7 200 DKK	25 053 DKK	50	2 209	2 209	4 567	7 717	12 022	305	
JCD Netherland BV (ex publex)	20 EUR	5 616 EUR	50	3 260	3 260			33 083	4 576	1 775
JCD Singapour	7 500 SGP	– 9 295 SGP	100	4 495		263	803	3 257	– 686	
JCD Argentine	14 ARS	7 061 ARS	99,93	8 394	2 463			491	– 219	
JCD Publicité Lumineuse NV	1 735 EUR	174 EUR	9,29	274	274			1 675	226	
JCD Asia	5 510 SGD	13 589 SGD	100	23 384	23 384		14		– 195	
JCD North America	104 694 USD	814 USD	100	293 809	293 809	57 245	1 146	398	97	
IGP Decaux	7 391 EUR	53 432 EUR	20,48	34 861	34 861			90 973	3 217	
JCD Salvador	5 200 BRL	28 403 BRL	90	2 330	2 330	8 777	103	1 349	– 761	
Placa S.A.R.L.	13 EUR	549 EUR	55	5 087	5 087	350			539	716
Red Portuguesa Pub. Ext.	385 EUR	163 EUR	52,03	10 208	10 208			7 595	– 602	
JCD Espana	29 051 EUR	83 756 EUR	100	111 656	111 656	11 200	2 463	31 621	731	
JCD Pearl & Dean Media Sdn (non consolidé)			100	827	827					675
JCD Mexico (non consolidé)			100	3	3	330				
JCD Macao (non consolidé)	1 000 MOP		80	114	114					
MC Decaux Taiwan (non consolidé)	1 000 TWD		99,99	33	33					

(1) Capitaux propres hors capital social et résultat net de l'exercice.
(2) Une provision pour implantation à l'étranger couvre en totalité la valeur des titres de participation.

26. – Résultats financiers de la société au cours des cinq derniers exercices.

Nature des indications	1999 (2)	2000 (2)	2001	2002	2003
Capital en fin d'exercice :					
Capital social (en euros)	2 606 223	2 685 962	3 378 284	3 378 284	3 378 284
Nombre d'actions ordinaires	170 957	(1) 176 187 464	221 600 760	221 600 760	221 600 760
Nombre maximum d'action futures à créer (options de souscription)			4 103 704	4 191 800	4 401 346
Opérations et résultats de l'exercice (en euros) :					
Chiffre d'affaires hors taxes	58 560 241	80 838 546	630 311 692	577 865 331	551 028 006
Résultat avant impôts et charges calculées (amortissements et provisions)	15 842 901	123 072 510	77 196 352	80 973 816	244 911 913
Impôts sur les bénéfices	– 1 778 156		10 901 232	– 7 548 673	– 493 718
Participation des salariés				347 036	29 043
Résultat après impôts et charges calculées (amortissements et provisions)	8 681 878	104 811 683	17 208 957	54 559 112	215 836 943
Résultat distribué (3)	24 237 871	0	0	0	0
Résultat par action (en euros) :					
Résultat après impôts mais avant charges calculées (amortissement et provisions)	103	0,70	0,30	0,40	1,11
Résultat après impôts et charges calculées (amortissements et provisions)	51	0,59	0,08	0,25	0,97
Dividende net attribué à chaque action (3)	141,8				
Personnel :					
Effectif moyen des salariés employés pendant l'exercice	7	9	2 912	2 726	2 609
Montant de la masse salariale de l'exercice (en euros)	906 803	2 594 782	79 059 056	85 335 562	84 417 060
Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, œuvres sociales, etc...) (en euros)	306 072	575 803	29 648 524	32 273 264	31 581 498

(1) En 2000, la société a procédé à une multiplication par mille du nombre d'actions composant le capital social.
(2) Les données indiquées pour les années 1999 à 2000 sont les données de la société JCDecaux S.A., des données comparables à 2001 (effet des fusions) n'étant pas disponibles.
(3) Sous réserve de l'approbation par l'assemblée générale des actionnaires de la proposition d'affectation du résultat 2003.

B. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2003.

(En millions d'euros.)

Actif	31/12/03	31/12/02	31/12/01
Immobilisations incorporelles (net)	31,9	33,1	36,2
Ecarts d'acquisition (net)	1 178,6	1 080,0	1 105,3
Immobilisations corporelles (net)	675,3	722,3	773,2
Immobilisations financières (net)	75,9	79,8	87,3
Actif immobilisé	1 961,7	1 915,2	2 002,0
Stocks (net)	95,4	92,6	113,4
Clients (net)	386,7	403,1	409,8
Autres créances (net)	141,7	126,7	152,2
Valeurs mobilières de placement (net)	85,9	82,4	141,1
Disponibilités	71,8	80,0	52,6
Impôts différés actif (net)	15,0	29,7	46,4
Actif circulant	796,5	814,5	915,5
Total actif	2 758,2	2 729,7	2 917,5

Passif	31/12/03	31/12/02	31/12/01
Capitaux propres :			
Capital	3,4	3,4	3,4
Primes	923,2	923,2	923,2
Réserve légale	0,3	0,3	0,3
Réserves consolidées/Part du Groupe	366,0	360,5	384,8
Résultat/Part du Groupe	40,9	26,0	10,2
Capitaux propres part du Groupe	1 333,8	1 313,4	1 321,9
Intérêts minoritaires	31,4	64,2	68,8
Capitaux propres de l'ensemble	1 365,2	1 377,6	1 390,7
Provisions pour risques et charges	114,6	82,6	83,4
Impôts différés passif	16,5	20,7	27,4
Dettes :			
Emprunts obligataires	375,0		
Emprunts et dettes auprès des établissements de crédit	394,6	737,7	896,5
Emprunts et dettes financières divers	11,2	8,3	12,2
Fournisseurs	147,2	159,1	188,1
Autres dettes	321,2	314,0	300,7
Concours bancaires	12,7	29,7	18,5
Dettes	1 261,9	1 248,8	1 416,0
Total passif	2 758,2	2 729,7	2 917,5

Compte de résultat consolidé.

(En millions d'euros.)

	2003	2002	2001
Chiffre d'affaires net	1 543,8	1 577,7	1 543,2
Charges d'exploitation nettes hors dotations aux amortissements et provisions	– 1 126,9	– 1 172,4	– 1 165,9
EBITDA (1)	416,9	405,3	377,3
Dotation aux amortissements et provisions nettes	– 186,8	– 194,1	– 176,2
Résultat d'exploitation	230,1	211,2	201,1
Résultat financier	– 32,0	– 36,7	– 53,1
Résultat courant	198,1	174,5	148,0
Résultat exceptionnel	– 0,3	– 2,7	– 5,8
Impôts sur les bénéfices	– 75,8	– 70,2	– 49,8
Résultat net des entreprises intégrées	122,0	101,6	92,4
Quote-part dans les résultats des sociétés mises en équivalence	4,9	5,6	7,1
Dotations aux amortissements des écarts d'acquisition	– 71,8	– 63,7	– 70,9
Résultat net de l'ensemble consolide	55,1	43,5	28,6
Part des minoritaires dans le résultat	14,2	17,5	18,4
Part du Groupe	40,9	26,0	10,2

	2003	2002	2001
Bénéfice net par action (en euros) (2)	0,185	0,117	0,051
Bénéfice net par action dilué (en euros) (2)	0,181	0,115	0,050
Nombre moyen pondéré d'actions (2)	221 400 760	221 528 081	201 470 353
Nombre moyen pondéré d'actions (dilué) (2)	225 793 495	225 627 199	203 438 129

(1) Le Groupe mesure la performance opérationnelle de ses activités sur la base de L'EBITDA. Cet indicateur ne correspond pas à une rubrique comptable définie par les normes applicables en France, et correspond au résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions (Earnings Before Interests, Taxes, Dépréciation and Amortisation).

(2) Déduction faite du rachat par JCDecaux S.A. de ses actions propres sur 2002.

III. — **Tableau des flux de trésorerie.**
(En millions d'euros.)

	2003	2002	2001
Résultat net - Part du Groupe	40,9	26,0	10,2
Part des minoritaires dans le résultat	14,2	17,5	18,4
Quote-part de résultat des sociétés mises en équivalence	-4,9	-5,5	-7,1
Dividendes reçus des sociétés mises en équivalence	4,0	4,3	4,1
Participation des salariés			
Variation des impôts différés	2,4	-10,3	-47,9
Ecarts de conversion taux moyen/Taux clôture			
Dotations nettes aux amortissements et provisions	272,6	261,8	270,5
Plus et moins values de cession	-1,9	6,5	-12,7
Capacité d'autofinancement	327,3	300,3	235,5
Variation du besoin en fonds de roulement lié à l'activité	3,2	24,2	-6,0
Flux nets issus de l'exploitation	330,5	324,5	229,5
Acquisitions d'immobilisations incorporelles	-8,1	-10,2	-12,6
Acquisitions d'immobilisations corporelles	-142,7	-156,5	-274,3
Acquisitions de titres de participation	-204,6	-49,9	-135,4
Acquisitions d'autres immobilisations financières	-7,4	-1,8	-9,1
Variation des dettes sur immobilisations	-1,0	-3,8	-10,0
Total investissements	-363,8	-222,2	-441,4
Cessions d'immobilisations incorporelles	0,2		1,6
Cessions d'immobilisations corporelles	9,5	10,1	33,2
Cessions d'immobilisations financières (titres participation)	0,2	1,2	
Cessions d'immobilisations financières (autres)	1,7	18,4	4,4
Variation des créances sur immobilisations		3,9	-3,8
Total des investissements	11,6	33,6	35,4
Flux issus des investissements	-352,2	-188,6	-405,9
Distributions mises en paiement	-8,4	-12,3	-14,6
Réduction des capitaux propres			
Réduction de l'endettement	-346,9	-202,1	-408,3
Besoin de trésorerie (financement)	-355,3	-214,4	-422,9
Augmentation capitaux propres			679,8
Augmentation de l'endettement	388,3	38,6	25,1
Degagement de trésorerie (financement)	388,3	38,6	704,9
Flux issus du financement	33,0	-175,8	282,0
Incidence des variations des cours des devises	1,0	-2,7	
Apport de la trésorerie des sociétés fusionnées			
Variation de la trésorerie	12,3	-42,6	105,7
Trésorerie d'ouverture	132,7	175,3	69,6
Trésorerie de clôture	145,0	132,7	175,3

IV. — **Annexe aux comptes consolidés.**

Faits marquants de l'exercice.

En 2003, JCDecaux a poursuivi sa stratégie de développement par croissance interne, en remportant des appels d'offres pour les concessions publicitaires de mobilier urbain et de transport et en nouant des alliances commerciales. Le Groupe a réalisé plusieurs opérations de croissance externe grâce auxquelles il a renforcé sa présence en Allemagne et en Europe Centrale.

Nouveaux contrats :

— En Espagne, JCDecaux a renouvelé le contrat du métro de Barcelone pour une durée de 5 ans, en partenariat avec la société Publimedia (Dragados). JCDecaux est présent depuis 1999 dans le métro de Barcelone, qui compte 321 millions de voyageurs par an ;

— En Corée du Sud, JCDecaux a signé un contrat de 15 ans pour l'installation de plus de 500 abris et mobiliers d'information à Séoul, en partenariat avec la société In Poong ;

— En France, JCDecaux a renouvelé les concessions de mobilier urbain des villes de Bayonne, Calais, Le Havre, Saint-Brieuc, Saint-Raphaël, Villeneuve d'Ascq et du district de Lorient.

Alliances commerciales. — JCDecaux a signé une alliance commerciale pan-européenne pour la communication extérieure du groupe Masterfoods. Conclu pour une durée de 4 ans, ce partenariat couvre les trois activités de Masterfoods, l'alimentaire, la confiserie et la nourriture pour animaux de compagnie, dont les campagnes publicitaires pourront être affichées sur les réseaux JCDecaux dans 16 pays européens.

Partenariats et acquisitions :

— JCDecaux a racheté, via Europlakat International (EPI), filiale détenue à 50/50 avec le groupe Affichage Holding, la société Alma Quattro, leader de la communication extérieure en Serbie-Monténégro. Alma Quattro détient notamment le contrat de mobilier urbain de la ville de Belgrade ;

— JCDecaux a porté à 67 % sa participation dans la société Gewista, leader de la communication extérieure en Autriche. Gewista et sa filiale Europlakat International constituent une plate-forme de croissance pour le développement des activités de communication extérieure de JCDecaux en Europe Centrale ;

— JCDecaux a porté à 35 % sa participation dans la société Wall AG, leader du mobilier urbain en Allemagne, en rachetant les actions détenues précédemment par le groupe Clear Channel. De plus, JCDecaux a acquis 50 % de la société Wall USA, filiale américaine de Wall qui détient le contrat de mobilier urbain de la ville de Boston ;

— JC Decaux a conclu un partenariat avec les aéroports de Rome (Fiumicino et Ciampino) pour développer les ventes d'espaces publicitaires, en élargissant le portefeuille de clients, en optimisant l'offre commerciale et en développant une politique de prix novatrice.

1. – Méthodes et principes comptables.

1.1. Principes d'établissement des comptes du Groupe :

a) Principes généraux : Les comptes consolidés du Groupe ont été établis en conformité avec les principes français prévus par les dispositions du règlement n° 99-02 du Comité de réglementation comptable, relatifs aux comptes consolidés.

b) Changement de méthode : Afin d'améliorer la présentation de ses comptes consolidés, le Groupe JCDecaux a décidé de provisionner, au 31 décembre 2003, l'ensemble des engagements de retraite et avantages similaires vis-à-vis du personnel conformément à la recommandation n° 2003-R-01 du Conseil national de la comptabilité du 1er avril 2003.

Ces engagements faisaient auparavant l'objet de provisions constituées en fonction des dispositions nationales en vigueur dans chaque pays où le Groupe est implanté. L'application homogène de la méthode actuarielle préconisée par la recommandation n° 2003-R-01 du Conseil national de la comptabilité aux engagements de retraite identifiés dans les sociétés du

Groupe consolidées par intégration globale ou proportionnelle, a généré une provision additionnelle de 6,7 millions d'euros qui a été comptabilisée en situation nette d'ouverture. L'impact net d'impôt sur les réserves du Groupe est de – 4,5 millions d'euros au 1er janvier 2003.

Par ailleurs, le Groupe a également procédé à l'évaluation conformément aux méthodes préconisées par la recommandation n° 2003-R-01, de l'ensemble des médailles du travail ou autres prestations dues pendant la durée active des salariés, identifiés dans les sociétés du Groupe consolidées par intégration globale ou proportionnelle. Une provision complémentaire a ainsi été constatée à ce titre dans les comptes consolidés pour 2,3 millions d'euros. Ce montant a été entièrement comptabilisé en résultat exceptionnel.

Enfin, le Groupe a réestimé le montant de son engagement en terme d'indemnités de fin de carrière en fonction des nouvelles dispositions de la loi Fillon en application en France depuis le 22 août 2003. L'engagement complémentaire en résultant s'élève à 4,8 millions d'euros. Conformément à l'avis n° 2004-A du 21 janvier 2004 du comité d'urgence du Conseil national de la comptabilité, ce montant sera reconnu en résultat d'exploitation, selon un mode linéaire, sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

1.2. Périmètre et méthodes de consolidation. — Les sociétés du Groupe dont la taille est significative font partie du périmètre de consolidation. Les sociétés qui répondent généralement à l'une des trois conditions suivantes sont consolidées :

(En millions d'euros)	Montant (en valeur absolue) supérieur à
Chiffre d'affaires	0,8
Capitaux propres - part du Groupe	1,5
Résultat net - part du Groupe	0,6

L'agrégation des sociétés non consolidées est non significative.

L'intégration globale est appliquée aux sociétés sur lesquelles le Groupe exerce un contrôle exclusif.

L'intégration proportionnelle est appliquée aux sociétés sur lesquelles le Groupe exerce un contrôle conjoint.

La mise en équivalence est adoptée pour les sociétés sur lesquelles le Groupe exerce, directement ou indirectement, une influence notable dans la gestion et la politique financière. Les méthodes comptables appliquées par les sociétés mises en équivalence peuvent diverger sur certains aspects de celles du Groupe.

Le tableau 6.2 présente la liste des sociétés consolidées et la méthode de consolidation retenue pour chacune de ces sociétés.

Toutes les transactions significatives entre les sociétés consolidées globalement sont éliminées. Les transactions avec les sociétés intégrées en proportionnelle sont éliminées à hauteur du pourcentage d'intégration. Les résultats internes à l'ensemble consolidé sont également éliminés.

1.3. Dates de clôture des comptes. — Toutes les sociétés du Groupe clôturent leurs comptes au 31 décembre.

1.4. Méthode de conversion monétaire. — Les comptes des sociétés étrangères sont convertis sur la base :

— des cours de change officiels en vigueur à la fin de l'exercice pour les comptes de bilan ;

— des cours moyens de l'année pour les comptes de résultat.

Les différences de change ayant trait à un élément monétaire qui fait en substance partie intégrante de l'investissement net du Groupe dans les sociétés étrangères consolidées sont inscrites dans les capitaux propres consolidés jusqu'à la cession ou à la liquidation de cet investissement net, date à laquelle elles sont inscrites en produits ou en charges dans le résultat comme les autres écarts de conversion. Ce traitement a été appliqué aux deux sociétés JCDecaux Uruguay et JCDecaux Salvador (Brésil).

1.5. Immobilisations incorporelles. — Les frais d'établissement ainsi que les frais de recherche et de développement sont constatés en charges par nature, dans le compte de résultat, lorsqu'ils sont engagés.

Les concessions et brevets sont amortis sur leur durée de vie juridique.

Seuls les logiciels significatifs (de type ERP), individualisés et clairement identifiés, sont immobilisés et amortis sur une durée de 5 ans maximum. Les autres logiciels sont constatés en charges de l'exercice.

Les fonds de commerce sont totalement amortis l'année où ils sont enregistrés dans les comptes.

1.6. Ecarts d'acquisition. — La différence entre le coût d'acquisition des titres des sociétés consolidées et la quote-part acquise dans les capitaux propres retraités est, après analyse, répartie entre :

— les écarts d'évaluation positifs ou négatifs afférents à certains éléments identifiables du bilan ;

— l'écart d'acquisition pour le solde non affecté.

Le coût d'acquisition des titres inclut les frais d'acquisition de ces titres (honoraires...).

Les écarts d'acquisition font l'objet d'un amortissement selon la méthode linéaire sur une période n'excédant pas 20 ans.

Lorsque des circonstances particulières le justifient (modifications profondes et structurelles des conditions techniques, réglementaires ou de marché, en cas de projet de cession ou de rentabilité insuffisante,...), une dépréciation des écarts d'acquisition est constatée, au-delà des amortissements prévus, par la constitution d'une provision conformément à la méthodologie décrite en note 1.8.

1.7. Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition d'origine.

Les dotations aux amortissements sont déterminées selon les durées normales d'utilisation suivantes :

	Durées d'amortissement
Immobilisations corporelles :	
Bâtiments et constructions	10 à 20 ans
Installations techniques, matériel et outillage (mobiliers urbains et panneaux)	2 à 10 ans
Autres immobilisations corporelles :	
Agencements divers, aménagements	5 à 10 ans
Matériel de transport	4 ans
Matériel de bureau et informatique	3 ans
Mobilier	5 à 10 ans

Mobiliers Urbains : Les mobiliers urbains (Abribus, Mupis, Seniors, Journaux électroniques d'information (JEI), Sanisettes, Colonnes Morris ...) sont amortis en mode linéaire sur des durées comprises entre 7 et 10 ans.

Panneaux d'affichage : Les panneaux d'affichage font l'objet d'un mode d'amortissement propre aux pays concernés, déterminé en fonction de la réglementation et des conditions économiques locales. La principale méthode d'amortissement est le mode linéaire sur une durée comprise entre 2 et 10 ans. A noter qu'en France, les panneaux classiques sont amortis sur une durée de 4 ans en mode dégressif.

Les coûts structurels de maintenance des mobiliers urbains sont immobilisés et sont amortis sur une durée égale à la moitié de la durée d'amortissement du mobilier urbain.

1.8. Evaluation des immobilisations corporelles et incorporelles et des écarts d'acquisition. — L'évaluation des actifs (immobilisations incorporelles, corporelles et écarts d'acquisition) est revue, en fin d'exercice, en fonction des perspectives de rentabilité future, en comparant la valeur nette comptable de ces actifs et leur valeur d'usage, ce qui peut, le cas échéant, donner lieu à une dépréciation. Cette valeur d'usage est appréhendée au niveau de chacun des segments d'activité (Affichage, Mobilier Urbain, Transport), sur la base, notamment des flux de trésorerie actualisés futurs dégagés par ces actifs, de leur valeur résiduelle et des synergies attendues au niveau du Groupe.

La méthodologie suivie est la suivante :

— Identification des filiales dont les actifs seraient susceptibles de faire l'objet d'une perte de valeur. Cette analyse repose sur une projection de l'Ebitda 2003 sur la durée résiduelle des contrats pour les activités Mobilier urbain et Transport. Pour l'activité affichage, une durée de 15 ans est retenue avec prise en compte de la valeur résiduelle des actifs.

— Revue des filiales identifiées dans le cadre de l'analyse décrite ci-dessus. Une analyse de la valeur d'utilité, des actifs des filiales concernées, est réalisée en se fondant sur les flux de trésorerie futurs actualisés dégagés par ces actifs. Cette valeur repose sur les hypothèses suivantes :

- les flux annuels de trésorerie correspondent au plan d'affaires du Groupe,
- la durée résiduelle des contrats pour le Mobilier Urbain et pour le Transport est affinée avec une hypothèse de probabilité de renouvellement à l'échéance,
- la durée retenue pour l'activité Affichage reste inchangée (15 ans) avec prise en compte de la valeur résiduelle des actifs,
- le taux d'actualisation utilisé est égal au coût moyen pondéré du capital, soit 8,5 %.

— Comparaison pour chaque segment d'activité (Mobilier urbain, Affichage et Transport) des valeurs d'utilité avec les valeurs comptables des actifs.

La valeur d'utilité pour un segment d'activité donné est la somme des valeurs d'utilité des filiales appartenant à ce segment.

Au 31 décembre 2003, dans le cadre de la revue des valeurs des actifs du Groupe, effectuée conformément à la méthode décrite ci-dessus, aucune perte de valeur n'a été identifiée. Par ailleurs, dans certaines circonstances exceptionnelles (perte d'un contrat spécifique ayant de faibles synergies au niveau du segment d'activité), le Groupe peut être amené à enregistrer une dépréciation pour perte de valeur analysée au niveau d'une filiale et non d'un segment d'activité. A ce titre, une dépréciation exceptionnelle a été constatée en 2003 pour un montant de 4 millions d'euros.

1.9. Titres de participation non consolidés. — Cette rubrique est constituée des titres de participation détenus dans les sociétés n'ayant pas eu d'activité au cours de l'exercice 2003, ou sur lesquelles le Groupe

n'exerce pas d'influence notable, ou enfin dont la contribution aux états financiers consolidés ne serait pas significative du fait, notamment de la prédominance de transactions intra-Groupe enregistrées dans leurs comptes.

Les titres de participation dans les sociétés non consolidées font l'objet d'une dépréciation lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique. Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres et des perspectives de rentabilité.

1.10. Stocks. — Les stocks sont composés principalement :

— de mobiliers urbains et de panneaux d'affichage en pièces détachées ou partiellement montés ;

— de pièces nécessaires à la maintenance du mobilier urbain installé.

Les stocks sont valorisés à leur coût d'achat moyen pondéré pouvant également incorporer des coûts internes de montage. Ils sont, le cas échéant, dépréciés lorsque les perspectives commerciales peuvent entraîner un risque d'écoulement pour une valeur inférieure à la valeur au bilan.

1.11. Provisions sur clients et comptes rattachés. — Une provision pour dépréciation des comptes clients est pratiquée lorsque leur valeur de recouvrement est inférieure à leur valeur comptable.

1.12. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont évaluées à leur coût d'acquisition ou à leur valeur d'inventaire si celle-ci est inférieure. Dans le cas où leur valorisation à la date de clôture fait apparaître une moins-value globale par catégorie de titres, une provision pour dépréciation est comptabilisée à due concurrence.

1.13. Provision pour retraites et avantages assimilés. — Les engagements du Groupe résultant de régimes à prestations définies, ainsi que leur coût, sont déterminés selon la méthode des unités de crédit projetées.

Cette méthode consiste à évaluer l'engagement en fonction du salaire projeté en fin de carrière et des droits acquis à la date d'évaluation, déterminés selon les dispositions de la convention collective, des accords d'entreprise ou des droits légaux en vigueur.

Les hypothèses actuarielles utilisées pour déterminer les engagements varient selon les conditions économiques prévalant dans le pays dans lequel le régime est situé et les hypothèses démographiques propres à chaque société.

Ces régimes sont soit financés, leurs actifs étant alors gérés séparément et indépendamment de ceux du Groupe, soit partiellement ou non financés, leurs engagements faisant l'objet d'une provision au bilan.

Pour les avantages postérieurs à l'emploi à prestations définies, les écarts actuariels représentant plus de 10 % du montant des engagements ou de la valeur de marché des placements sont amortis sur la durée résiduelle moyenne de présence des salariés au sein du Groupe. Le coût des services passés est amorti, selon un mode linéaire, sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel. Pour les avantages à long-terme, les écarts actuariels générés ainsi que le coût des services passés sont immédiatement comptabilisés en charges ou en produits l'exercice de leur constatation.

1.14. Chiffre d'affaires. — Le chiffre d'affaires du Groupe provient principalement de la vente d'espaces publicitaires sur des équipements de mobilier urbain, des panneaux d'affichage et de la publicité dans les transports.

Les ventes d'espaces publicitaires, les locations et les prestations de services sont enregistrées en chiffre d'affaires pour la période pendant laquelle la prestation est exercée. Dans le cas de l'affichage, la période de référence est la période d'affichage.

Le chiffre d'affaires provenant de la vente d'espaces publicitaires est présenté sur une base nette, après déduction des remises commerciales. Pour l'activité Affichage et dans certains pays, des commissions sont versées par le Groupe aux agences de publicité et aux centrales d'achat d'espaces publicitaires lorsque celles-ci jouent le rôle d'intermédiaire entre le Groupe et les annonceurs. Ces commissions sont alors déduites du chiffre d'affaires. Dans les contrats où le Groupe paie une redevance variable, ou bien reverse une partie de ses recettes publicitaires aux concédants, le Groupe comptabilise en chiffre d'affaires les recettes publicitaires avant les redevances et reversements aux concédants, et comptabilise les redevances et la partie du chiffre d'affaires reversée en charges d'exploitation.

1.15. Résultat courant et résultat exceptionnel. — Les charges et produits exceptionnels sont constitués des éléments significatifs qui, en raison de leur nature, de leur caractère inhabituel et de leur non-récurrence, ne peuvent être considérés comme inhérents à l'activité opérationnelle du Groupe, tels que les plus ou moins-values de cession et frais accessoires, pénalités diverses ou amortissements exceptionnels d'immobilisations.

1.16. Impôts exigibles et différés. — Le Groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt en vigueur. Les actifs d'impôts différés font l'objet d'une provision pour dépréciation lorsque leur réalisation future est incertaine.

La charge d'impôt sur le résultat consolidé correspond à l'impôt exigible de chaque entité fiscale consolidée, corrigé des impôts différés.

Les impôts différés enregistrés proviennent pour l'essentiel des retraitements de consolidation (harmonisation des méthodes et durées d'amortissement des immobilisations corporelles et incorporelles), des différences temporaires entre le résultat social et le résultat fiscal. Des impôts différés actif sur déficits reportables sont constatés systématiquement et font l'objet d'une provision lorsque leur récupération sur une durée raisonnable n'est pas quasi certaine.

1.17.Instruments financiers. — Les intérêts relatifs aux swaps de taux, Caps et Floors contractés afin de se couvrir contre le risque de taux d'intérêt sont inclus dans le résultat financier. Les primes liées aux Caps et Floors sont comptabilisées en charges à répartir et amorties sur la durée de vie du contrat de couverture. L'évaluation à la valeur de marché de ces instruments fait l'objet d'une mention spécifique en engagements hors bilan.

Les gains et pertes latents induits par les opérations de change à terme, mis en place pour couvrir le risque de change, sont pris en compte dans le résultat financier du Groupe. Ils viennent compenser les pertes ou gains latents sur les éléments couverts.

1.18. Location financement et location simple. — Le Groupe n'applique pas la méthode préférentielle consistant à retraiter les contrats de location financement dans les comptes consolidés. Dans la perspective de la première application des normes internationales, le Groupe a entrepris de recenser toutes les opérations de ce type présentant individuellement un caractère significatif. Une description des engagements du Groupe relatifs aux contrats de location est fournie dans la note relative aux engagements hors bilan en note 4.2.

1.19. Résultat net par action. — Le calcul du résultat par action reprend le nombre moyen pondéré d'actions hors stock options. Le calcul dilué prend en compte le nombre moyen pondéré d'actions ainsi que le nombre moyen pondéré de stock options émis au cours de l'exercice. Le montant pondéré des actions propres rachetées est déduit du nombre moyen pondéré d'actions pris en compte pour le calcul du ratio.

2. – Commentaires sur le bilan.

2.1. Evolution du périmètre de consolidation en 2003. — Les principales variations de périmètre intervenues au cours de l'exercice 2003 sont les suivantes :

— Entrées de périmètre : La société Europlakat International (consolidée par intégration proportionnelle à 50 %) a acquis, pour 6,1 millions d'euros, 100 % de la société AQMI, qui a elle même acquis, pour 4,0 millions d'euros, 100 % de la société Alma Quattro, leader de la communication extérieure en Serbie-Monténégro. Ces deux sociétés sont consolidées par intégration proportionnelle, depuis le premier semestre 2003.

La société ADR Advertising (Italie), nouvellement créée résulte du partenariat avec les aéroports de Rome pour développer les ventes d'espaces publicitaires. Elle est consolidée pour la première fois en 2003 par intégration proportionnelle, depuis le premier semestre 2003.

Les deux sociétés autrichiennes JCDecaux Invest Holding et JCDecaux Sub Invest Holding ont été consolidées pour la première fois en 2003. Elles ont permis la scission de la société JCDecaux Central Eastern Europe (JCD CEE) qui est intervenue le 13 août 2003 dans le cadre de l'accord de séparation signé avec B&C Holding.

Au 31 décembre 2002, la société JCDecaux Deutschland détenait 11,12 % du groupe Wall AG (Allemagne). Fin octobre 2003, elle a acquis en complément 23,88 % de cette société pour 41,9 millions d'euros. Détenue à hauteur de 35 %, la société Wall AG est consolidée par mise en équivalence.

Fin novembre 2003, la société JCDecaux North America a acquis 50 % de la société Wall Holdings Inc. (Etats Unis) pour 5,6 millions d'euros. Cette dernière détient à 100 % la société Wall USA Inc. (Etats Unis). Wall Holdings Inc. et Wall USA Inc. sont consolidées par mise en équivalence.

La société Viacom Outdoor JCDecaux Street Furniture Canada Ltd créée par le Groupe en partenariat avec Viacom est consolidée par intégration proportionnelle pour la première fois en 2003.

— Variations du pourcentage de détention : Le 28 mai 2003, la société JCDecaux Airport France a racheté pour 0,5 million d'euros les 40 % complémentaires dans la société JCDecaux Airport Media GmbH (Allemagne), ce qui porte le pourcentage de détention à 100 %.

En novembre 2003, la société JCDecaux Espana a acquis 25 % de la société JCDecaux & Sign (Espagne) pour 5,7 millions d'euros. A l'issue de cette acquisition complémentaire, la société JCDecaux & Sign est détenue à 100 % par JCDecaux Espana.

Le Groupe JCDecaux et B&C Holding ont décidé de mettre fin à leur accord de partenariat en Autriche et en Europe Centrale, conclu en avril 2001. L'option de vente exercée par B&C Holding s'est élevée à 138 millions d'euros.

A l'issue de cette opération effective en août 2003, le Groupe JCDecaux détient directement 30 % de la société Affichage Holding et via sa filiale JCDecaux Central Eastern Europe Holding GmbH détenue à 100 %, 67 % de la société Gewista. Ainsi, le pourcentage d'intérêt des sociétés détenues via la société Gewista s'est donc vu augmenter.

Cette opération s'est traduite par la constatation d'une survaleur de 111,8 millions d'euros.

— Sorties de périmètre : Les sociétés polonaises exerçant l'activité d'affichage grand format, Aussenwerbung Polen GmbH, Europlakat Polska Sp Zoo et Media System Sp Zoo, ont été cédées en 2003.

— Autres : Jusqu'au 30 juin 2003, le groupe Unicom, détenu à 50 % par la société Europoster BV était consolidé par mise en équivalence. A partir du 1er juillet 2003, prenant acte du contrôle conjoint désormais exercé par JCDecaux, le groupe Unicom est consolidé par intégration proportionnelle en distinguant les quatre sociétés suivantes : Univier Communications BV (Pays Bas), Unicom Eesti OU (Estonie), Unicom Baltic UAB (Lithuanie) et Unicom Baltic SIA (Lettonie).

L'impact sur le chiffre d'affaires des variations de périmètre intervenues au cours de l'exercice 2003 est de 4,5 millions d'euros, dont 4,2 millions d'euros d'effet positif sur l'activité transport, 3,4 millions d'euros d'effet positif sur l'activité Mobilier Urbain et 3,1 millions d'euros d'effet négatif sur l'activité Affichage.

2.2. Ecarts d'acquisition. — Au 31 décembre 2003, les écarts d'acquisition représentent 1 479,5 millions d'euros en valeur brute et sont amortis à hauteur de 300,9 millions d'euros.

Les écarts d'acquisition constatés en 2003, 2002 et 2001 se décomposent comme suit en valeur nette comptable :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Pôle Media Communication Publicité extérieure (Pôle Avenir)	590,4	623,0	662,7
Apports de JCD Holding et des minoritaires en 2000	117,3	124,3	131,3
Partenariats Autriche, Suisse, et Europe Centrale (1)	259,5	155,7	155,4
Partenariat IGP (Italie)	39,7	42,0	44,2
Acquisition Planigrama (Espagne)	13,3	17,0	5,7
Univier Communications BV - Pays-Bas (Partenariat Unicom - Pays Baltes)	7,7	7,5	
Participations Wall (35 % dans Wall AG et 50 % dans Wall USA)	52,1		
Autres	98,6	110,5	106,0
Total	1 178,6	1 080,0	1 105,3

(1) Comprend en 2003 le complément d'écart d'acquisition dû à la fin de l'accord de partenariat en Autriche et en Europe Centrale entre le Groupe JCDecaux et B&C Holding. A l'issue de cette opération effective en août 2003, le Groupe JCDecaux détient désormais directement 30 % de la société Affichage Holding et via sa filiale JCDecaux Central Eastern Europe Holding GmbH détenue à 100 %, 67 % de la société Gewista. Comprend également l'écart d'acquisition lié à Alma Quattro (Serbie Monténégro).

La variation des écarts d'acquisition sur 2003 est la suivante :

(En millions d'euros)	Valeur nette
Au 1er janvier 2003	1 080,0
Nouveaux écarts d'acquisition constatés sur l'exercice	171,7
JCDecaux Central Eastern Europe GmbH	111,8
Wall AG	47,2
Wall Holdings Inc.	5,1
Aima Quattro	4,0
Autres	3,6
Dotations aux amortissements et aux provisions	– 71,8
Ecart de conversion	– 1,3
Au 31 décembre 2003	1 178,6

2.3. Immobilisations corporelles :

— Détail par nature :

(En millions d'euros)	Montants bruts 31/12/03	Amortissements ou provisions 31/12/03	Montants nets 31/12/03	Montants nets 31/12/02	Montants nets 31/12/01
Terrains	31,2	1,6	29,6	30,9	34,8
Constructions	77,7	44,4	33,3	37,9	38,3
Installations techniques, matériel et outillage	1 572,0	1 022,2	549,8	580,8	615,7
Autres	220,0	168,9	51,1	62,0	65,7
Immobilisations en cours	11,5	0,4	11,1	10,2	16,6
Avances et acomptes	0,4		0,4	0,5	2,1
Total	1 912,8	1 237,5	675,3	722,3	773,2

Au 31 décembre 2003, les immobilisations corporelles brutes s'élèvent à 736,6 millions d'euros en France et 1 176,2 millions d'euros à l'étranger contre respectivement 708 millions d'euros et 1 143 millions d'euros au 31 décembre 2002, dont notamment 197,1 millions d'euros en Grande-Bretagne, 136,4 millions d'euros en Allemagne, 124,8 millions d'euros en Espagne, 100,2 millions d'euros au Portugal et 94,1 millions d'euros en Belgique, en 2003 pour les plus significatives.

— Variations de l'exercice en valeur brute :

(En millions d'euros)	Terrains	Constructions	Installations techniques, matériel et outillage	Autres immobilisations corporelles	Total
Au 1er janvier 2001	32,5	88,9	1 161,7	217,3	1 500,4
Evolution du périmètre	0,2	7,5	81,6	6,3	95,6
Activation maintenance (ouverture)			13,9		13,9
Activation maintenance (exercice 2001)			25,3		25,3
Acquisitions	2,2	5,6	200,2	41,0	249,0
Cessions	– 6,0	– 22,4	– 50,0	– 7,8	– 86,2
Conversion	0,5	0,2	3,9	1,2	5,8
Reclassements (1)	5,4	– 3,9	15,9	– 21,8	– 4,4
Au 31 décembre 2001	34,8	75,9	1 452,5	236,2	1 799,4
Evolution du périmètre	0,0	0,0	7,3	1,2	8,5
Activation maintenance (exercice 2002)			22,2		22,2
Acquisitions	0,0	2,4	111,0	20,8	134,2
Cessions	– 0,4	– 2,5	– 50,1	– 11,3	– 64,3
Conversion	– 1,8	– 0,4	– 42,9	– 4,5	– 49,6
Reclassements (1)	0,1	2,9	5,0	– 7,4	0,6
Au 31 décembre 2002	32,7	78,3	1 505,0	235,0	1 851,0
Evolution du périmètre			– 0,3	0,1	– 0,2
Activation maintenance (exercice 2003)			21,4		21,4
Acquisitions	1,5	0,7	97,3	21,8	121,3
Cessions	– 0,8	– 0,8	– 31,6	– 9,8	– 43,0
Conversion	– 2,2	– 0,5	– 30,1	– 4,2	– 37,0
Reclassements (1)			10,3	– 11,0	– 0,7
Au 31 décembre 2003	31,2	77,7	1 572,0	231,9	1 912,8

(1) L'impact net des reclassements n'est pas nul, certains reclassements impactant d'autres postes du bilan.

2.4. Immobilisations financières. — Elles sont composées des titres mis en équivalence, des titres de participation non consolidés, des prêts accordés à des sociétés non consolidées et des autres immobilisations financières.

— Décomposition du poste en valeur nette comptable :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Titres mis en équivalence	55,0	49,2	45,6
Titres non consolidés (1)	5,8	21,5	24,0

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Prêts	9,4	4,0	6,6
Créances rattachées	0,6	0,4	3,9
Autres immobilisations financières	5,1	4,7	7,2
Total	75,9	79,8	87,3

(1) La diminution de 15,7 millions d'euros entre 2002 et 2003 est liée principalement à l'impact de l'entrée de Wall AG dans le périmètre de consolidation en tant que société mise en équivalence.

— Titres mis en équivalence :

(En millions d'euros)	% d'intérêt 2003	31/12/03	31/12/02	31/12/01
Suisse :				
Affichage Holding	30,00 %	42,6	45,7	44,1
Pays-Bas :				
Univier Communications BV (1)	50,00 %	0,0	1,6	0,0
Allemagne :				
Nüremberg	35,00 %	2,0	1,8	1,4
Ilg Aussenwerbung Zacharias	10,00 %	0,1	0,1	0,1
Wall AG	35,00 %	10,6		
Etats-Unis :				
Wall USA Inc.	50,00 %	– 0,3		
Total		55,0	49,2	45,6

(1) Cette société a été acquise en 2002. Elle est intégrée en proportionnelle depuis le 1er juillet 2003.

— La variation des titres mis en équivalence est la suivante :

(En millions d'euros)	31/12/02	Résultat	Dividendes	Périmètre	Conversion	31/12/03
Affichage Holding	45,7	3,7	– 3,7		– 3,1	42,6
Nüremberg	1,8	0,6	– 0,4			2,0
Ilg Aussenwerbung Zacharias	0,1	0,0			0,0	0,1
Wall AG		0,3		10,3		10,6
Wall USA Inc.		– 0,2		– 0,1	0,0	– 0,3
Peron Reklam Kft.	0,0	0,0			0,0	0,0
Univier Communications BV	1,6	0,5		– 2,1		0,0
Total	49,2	4,9	– 4,1	8,1	– 3,1	55,0

— Titres non consolidés :

(En millions d'euros)	% Capital	Résultat 2003	Capitaux propres 31/12/03 (1)	Valeur brute des titres au 31/12/03	Valeur nette des titres au 31/12/03
France :					
Gommage & Aspiration	79,93 %	0,0	– 0,5	0,2	0,0
Affimétrie	33,00 %	0,0	0,0	0,2	0,2
Autriche :					
ARGE Autobahnwerbung (2)	50,00 %	1,0	0,5	0,1	0,1
Objekt Werbung GmbH	25,00 %	0,3	– 0,5	0,9	0,6
Italie :					
SerCom	51,00 %	0,2	0,4	0,1	0,1
SIPA	49,00 %	0,2	0,5	0,3	0,3
ASPE	49,00 %	0,2	0,3	0,2	0,2
Publisuccesso Lombardia	100,00 %	0,0	0,3	0,1	0,1
République Tchèque :					
ISPA Bno Spol Sr O	100,00 %	0,0	0,0	0,3	0,3
Slovénie :					
N.B.S.H. Proreklam-Europlakat Prishtina	60,00 %	0,0	0,2	0,0	0,0
Asie /Pacifique :					
JCDecauxMacao	80,00 %	0,1	0,2	0,1	0,1
Fidji	100,00 %	0,0	3,5	3,6	3,6
Autres				0,5	0,2
Total				6,6	5,8

(1) Hors résultat net de l'exercice.
(2) Données 2002 pour le résultat net et les capitaux propres.

2.5. Stocks :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Valeur brute des stocks	109,8	104,8	127,8
Provisions	– 14,4	– 12,2	– 14,4
Valeur nette des stocks	95,4	92,6	113,4

La valeur brute des stocks au 31 décembre 2003 diminue de 1,4 million d'euros sur les sociétés françaises et augmente de 6,4 millions d'euros sur les sociétés étrangères, principalement en Autriche pour 6,7 millions d'euros (mobilier urbain stocké en vue du contrat de Vienne).

2.6. Créances clients et provision pour dépréciation des créances clients :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Créances clients (Valeur brute)	417,0	436,4	440,1
Provision pour dépréciation	– 30,3	– 33,3	– 30,3
Créances clients (Valeur nette)	386,7	403,1	409,8

La valeur brute au 31 décembre 2003 diminue de 18,5 millions d'euros sur les sociétés françaises et de 0,9 million d'euros sur les sociétés étrangères.

2.7. Autres créances :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Autres créances d'exploitation	19,6	17,2	14,1
Provisions sur autres créances d'exploitation	– 0,4	– 0,1	– 0,3
Créances diverses	9,6	8,3	16,5
Provisions sur créances diverses	– 1,7	– 0,8	– 0,8
Créances fiscales diverses	46,9	31,8	42,5
Créances sur immobilisations	0,1	0,2	4,1
Avances et acomptes versés	6,1	7,2	11,4
Charges constatées d'avance	45,2	46,5	49,9
Charges à répartir	16,3	16,4	14,8
Total autres créances	143,8	127,6	153,3
Total provisions sur autres créances	– 2,1	– 0,9	– 1,1
Total autres créances « Nettes »	141,7	126,7	152,2

L'augmentation de 15,1 millions d'euros du poste « Créances fiscales diverses » entre 2002 et 2003, est due principalement à JCDecaux S.A. pour 18,2 millions d'euros.

2.8. Valeurs mobilières de placement :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
France	85,3	73,0	128,4
Espagne		8,7	9,6
Finlande	0,5	0,5	2,2
Portugal	0,1	0,2	0,7
Allemagne			0,2
Total	85,9	82,4	141,1

Il n'y a pas d'écart significatif entre la valeur d'inventaire et la valeur de marché des valeurs mobilières de placement.

2.9. Impôts différés nets :
2.9.1. *Impôts différés comptabilisés* :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Impôts différés actif (nets de provisions)	15,0	29,7	46,4
Impôts différés passif	– 16,5	– 20,7	– 27,4
Total	– 1,5	9,0	19,0

Les impôts différés ont diminué de 10,5 millions d'euros entre 2002 et 2003. Cette diminution provient principalement de la France pour 11,6 millions d'euros et des Etats-Unis pour 6,5 millions d'euros, avec en contrepartie une augmentation de 2,1 millions d'euros de l'Angleterre, de 1,3 million d'euros de l'Espagne, 1,1 million d'euros de l'Autriche, 0,9 million d'euros de la Belgique et 0,4 million d'euros pour les Pays-Bas.

2.9.2. Impôts différés actif sur reports déficitaires non reconnus : Le montant des impôts différés actif liés à des reports déficitaires comptabilisés et intégralement dépréciés se monte à 35,8 millions d'euros au 31 décembre 2003 (contre 26,8 millions d'euros au 31 décembre 2002). Cette variation de 9,0 millions d'euros provient principalement des sociétés américaines pour 5,8 millions d'euros, des sociétés espagnole JCD Espana pour 0,5 million d'euros, portugaise Red Portuguesa pour 0,5 million d'euros, et uruguayenne JCD Uruguay pour 0,5 million d'euros.

2.10. Variation des capitaux propres part du Groupe :

(En millions d'euros)	Capital	Primes	Réserves consolidées	Total
Capitaux propres au 31 décembre 2000	2,7	244,2	377,0	623,9
Augmentation de capital de JCDecaux S.A. (1)	0,7	679,0		679,7
Résultat de l'exercice			10,2	10,2
Dividendes versés (2)				
Rachat minoritaires fusion JCDecaux S.A.			13,0	13,0
Variation des écarts de conversion			– 4,9	– 4,9
Capitaux propres au 31 décembre 2001	3,4	923,2	395,3	1 321,9
Résultat de l'exercice			26,0	26,0
Dividendes versés (2)				
Rachat d'actions propres (3)			– 2,1	– 2,1
Variation des écarts de conversion			– 32,4	– 32,4
Capitaux propres au 31 décembre 2002	3,4	923,2	386,8	1 313,4
Résultat de l'exercice			40,9	40,9
Dividendes versés (2)				
Changement de méthode (4)			– 4,5	– 4,5
Variation des écarts de conversion			– 16,0	– 16,0
Capitaux propres au 31 décembre 2003	3,4	923,2	407,2	1 333,8

(1) Le Groupe JCDecaux a fait l'objet d'une introduction en bourse le 21 juin 2001. Les frais d'introduction en bourse ont été imputés sur la prime d'émission nets d'impôt.
(2) La société n'a pas distribué de dividendes.
(3) JCDecaux S.A. a racheté 200 000 de ses actions propres en août et octobre 2002 pour un total 2,1 millions d'euros.
(4) Engagements de retraite et avantages au personnel.

Au 31 décembre 2003 le capital social est composé de 221 600 760 actions.

2.11. Variation des capitaux propres minoritaires :

(En millions d'euros)	2003	2002	2001
Capitaux propres minoritaires au 1er janvier	64,2	68,8	47,5
Résultat de l'exercice	14,2	17,5	18,4
Distribution de dividendes	– 7,9	– 12,2	– 12,6
Variation des écarts de conversion	– 0,7	0,2	0,8
Variation de périmètre	– 38,3	– 10,1	27,7
Changement de méthode	– 0,1		
Rachat minoritaires fusion JCDecaux S.A.			– 13,0
Capitaux propres minoritaires au 31 décembre	31,4	64,2	68,8

2.12. Provisions pour risques et charges. — Les provisions pour risques et charges se décomposent comme suit :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Provisions pour risques et charges	86,4	72,0	73,5
Provisions pour retraites et avantages assimilés	28,2	10,6	9,9
Total	114,6	82,6	83,4

— Variation des provisions pour risques et charges :

(En millions d'euros)	31/12/02	Dotations	Reprises	Changement de méthode	Reclassements	Conversion	31/12/03
Provision risques	16,4	8,8	– 6,1	0,0	4,7	– 0,3	23,5
Provision démontage (1)	51,6	11,4	0,0	0,0	– 0,9	– 0,6	61,5
Provisions pour retraites et assimilés	10,6	3,6	0,0	6,7	7,4	– 0,1	28,2
Provision restructuration	2,1	0,0	– 0,3	0,0	– 1,6	0,0	0,2
Provision charges	1,9	0,5	– 1,2	0,0	0,0	0,0	1,2
Total provisions	82,6	24,3	– 7,6	6,7	9,6	– 1,0	114,6

Il n'existe pas sur 2003 de reprise de provision significative sans objet.
(1) Les provisions pour risques et charges sont principalement constituées des provisions pour démontage concernant le mobilier urbain. Elles sont déterminées à l'issue de chaque exercice à partir de la taille du parc et du coût unitaire de démontage (main d'œuvre, coût de la destruction et réfection des sols). Les provisions pour démontage sont étalées sur la durée des concessions.

A l'échéance de la concession, le coût de démontage est provisionné à 100 %.

Les provisions pour démontage faisant l'objet d'une réestimation en fin d'année, une dotation nette est constatée sur l'exercice.

Les provisions pour litiges représentent un montant de 10,4 millions d'euros au 31 décembre 2003. L'ensemble des litiges du Groupe fait l'objet d'une revue par la direction juridique du Groupe. L'appréciation du risque sur les litiges est effectuée au cas par cas, en fonction des posi-

tions des plaignants, des conseils juridiques et des éventuels jugements prononcés en première instance.

Les autres provisions sont notamment constituées de provisions pour restructuration pour 0,2 million d'euros et de provisions pour risques sociaux pour un montant de 1,6 million d'euros.

— Provisions pour retraites et avantages assimilés : Les engagements à prestations définies du Groupe vis-à-vis du personnel sont principalement constitués d'engagements de retraite (indemnités conventionnelles de départs et prestations de retraites, retraites complémentaires dont bénéficient les cadres dirigeants de certaines filiales du Groupe) et d'autres avantages à long-terme versés pendant la durée de l'emploi tels que les médailles du travail ou jubilées.

Les engagements du Groupe concernent principalement la France, le Royaume-Uni, l'Autriche et les Pays-Bas.

En France, les indemnités de fin de carrière sont calculées selon la convention nationale de la Publicité. Une partie de l'engagement est couvert par les cotisations versées à un fonds externe par les sociétés françaises du Groupe JCDecaux.

Au Royaume-Uni, les engagements de retraite sont principalement constitués d'un plan de pension dont bénéficiait un certain nombre de salariés de la société JCD United Ltd. En décembre 2002, les droits acquis au titre de ce régime ont été gelés.

En Autriche, les engagements sont principalement constitués d'indemnités légales de départ.

Aux Pays-Bas, les engagements de retraite sont principalement constitués d'un plan de pension, dont l'engagement est en partie couvert par les cotisations versées à un fonds externe.

Enfin, deux régimes multi-employeurs à prestations définies ont été identifiés en Suède (ITP plan) et en Finlande (TEL). Ces régimes n'ont pas fait l'objet d'une évaluation actuarielle, dans la mesure où, d'une part, il s'agit de régimes nationaux pour lesquels les informations nécessaires sont indisponibles à ce jour, d'autre part, le régime TEL est assimilé à un régime de sécurité sociale.

Les provisions sont calculées avec les hypothèses suivantes :

Au 31 décembre 2003	
Taux d'actualisation	4,9 % - 7 %
Taux de revalorisation de salaires	2 % - 4 %
Taux de revalorisation des pensions	2 % - 3 %
Rendement attendu des actifs des régimes	5 % - 8 %
Durée résiduelle moyenne de présence	14 - 15 ans

Les engagements de retraite et autres avantages à long-terme (avant effets fiscaux) s'analysent de la façon suivante :

(En million d'euros)	Régimes de retraite		Autres engagements	Total
	Non financés	Financés		
Evolution de la dette actuarielle :				
Ouverture	7,4	42,5	2,3	52,2
Coût normal	0,5	1,4	0,2	2,1
Intérêt sur la dette	0,4	2,4	0,1	2,9
Modifications de régimes	1,6	3,2		4,8
Ecarts actuariels	– 0,1		0,1	0,0
Prestations payées	– 0,6	– 1,0	– 0,1	– 1,7
Autres (écarts de change)		– 2,4		– 2,4
Dette actuarielle à la clôture	9,2	46,1	2,6	57,9
Dont France	5,6	11,7	1,3	18,6
Dont autres pays	3,6	34,4	1,3	39,3
Evolution des actifs :				
Ouverture		25,4		25,4
Rendement réel		2,9		2,9
Contributions employeur		1,3		1,3
Prestations payées		– 0,7		– 0,7
Autres (écarts de change)		– 1,5		– 1,5
Actifs à la clôture		27,4		27,4
Dont France		3,9		3,9
Dont autres pays		23,5		23,5
Provision :				
Couverture financière	9,2	18,7	2,6	30,5
Ecarts actuariels non amortis	0,1	1,3		1,4
Coût des services passés non amortis	– 1,5	– 3,2		– 4,7
Provision de clôture (1)	7,8	16,8	2,6	27,2
Dont France	4,0	4,6	1,3	9,9
Dont autres pays	3,8	12,2	1,3	17,3
Charge de retraite :				
Coût normal	0,5	1,4	0,2	2,1
Intérêt sur la dette	0,5	2,3	0,1	2,9
Rendement attendu des placements		– 1,5		– 1,5
Amortissement des écarts actuariels			0,1	0,1
Amortissement du coût des services passés		0,1		0,1
Charge de l'exercice	1,0	2,3	0,4	3,7
Dont France	0,5	1,1	0,2	1,8
Dont autres pays	0,5	1,2	0,2	1,9

(1) Le montant de 27,2 millions d'euros se décompose en 28,2 millions d'euros de provisions comptabilisées au passif du bilan au titre des passifs sociaux et 1 million d'euros de droit à remboursement relatif à un régime de retraite.

Les écarts actuariels positifs restant à amortir au 31 décembre 2003 s'élèvent à 1,4 million d'euros et concernent de manière quasi exclusive le fonds de pension anglais.

Le poste « Modifications de régime » correspond au surcoût généré par l'application de la loi Fillon et fait l'objet d'un amortissement sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel. Le coût des services passés non amorti au 31 décembre 2003 s'élève à 4,7 millions d'euros.

Sur l'exercice, les mouvements nets des régimes de retraite et assimilés sont les suivants :

(En milliers d'euros)	2003
Au 1er janvier 2003	26,8
Charge de l'exercice	3,7
Ecarts de conversion	– 1,0
Cotisations versées	– 1,3
Prestations versées	– 1,0
Au 31 décembre 2003 (1)	27,2

(1) Le montant de 27,2 millions d'euros se décompose en 28,2 millions d'euros de provisions comptabilisées au passif du bilan au titre des passifs sociaux et 1 million d'euros de droit à remboursement relatif à un régime de retraite.

La décomposition des actifs des régimes couverts est la suivante :

2003	M€	En %
Actions	15,8	58 %
Obligations	8,6	31 %
Immobilier	0,7	3 %
Autres	2,3	8 %
Total	27,4	100 %

2.13. Dettes financières :

(En million d'euros)	31/12/03	31/12/02	31/12/01
Emprunts obligataires	375,0		
Emprunts auprès des établissements de crédit	394,6	737,7	896,5
Emprunts et dettes financières divers	11,2	8,3	12,2
Total	780,8	746,0	908,7

Depuis l'émission d'un placement privé aux Etats-Unis par JCDecaux S.A. en 2003, les dettes principales du Groupe sont composées d'emprunts obligataires et d'emprunts auprès des établissements de crédit, la partie tirée se décomposant ainsi :

— le placement privé émis en 2003 aux Etats-Unis, amortissable entre 2010 et 2015 et d'un montant au 31 décembre 2003 de 375 millions d'euros ;

— la Tranche A du crédit syndiqué mis en place par JCDecaux S.A. en 2000 et amortissable semestriellement jusqu'en 2005 et dont l'encours au

31 décembre 2003 est de 320 millions d'euros, après un amortissement anticipé volontaire de 163 millions d'euros en juin 2003 ;

— des emprunts bancaires portés par les filiales directes et indirectes de JCDecaux S.A., pour un montant de 74,6 millions d'euros.

Les emprunts et dettes financières divers comprennent (i) les emprunts actionnaires, souscrits par les filiales de JCDecaux S.A. non détenues à 100 % et accordés par les autres actionnaires de ces filiales pour un montant de 8,1 millions d'euros ; (ii) les intérêts courus sur les emprunts obligataires et auprès des établissements de crédit de l'ensemble des entités du Groupe ainsi que les intérêts courus sur les emprunts actionnaires pour un montant de 3,1 millions d'euros.

Par ailleurs, le Groupe disposait au 31 décembre 2003 de lignes de crédits bancaires confirmées non utilisées :

— La tranche B du crédit syndiqué, d'un montant de 501,6 millions d'euros d'échéance finale septembre 2005. La société a l'intention d'annuler en 2004 l'intégralité de cette Tranche B ;

— Une ligne de crédit bancaire mise en place en décembre 2003, d'un montant de 550 millions d'euros d'échéance finale décembre 2008. L'utilisation de cette ligne de crédit est conditionnée par le remboursement anticipé de la Tranche A du crédit syndiqué, remboursement qui a été effectué en janvier 2004.

Les sources de financement de JCDecaux S.A. sont confirmées, mais imposent le respect de « Covenants ». Le non respect de ces « Covenants » peut impliquer l'exigibilité anticipée des prêts et crédits :

— ils limitent la capacité du Groupe entre autres à :
- accorder des sûretés,
- céder des actifs,
- faire porter sa dette par ses filiales (placement privé et ligne mis en place en 2003 uniquement),
- distribuer des dividendes au delà de 30% du résultat net consolidé de l'exercice fiscal précédent (ligne mise en place en 2000 uniquement),
- limiter ses activités à celles actuellement exercées dans le cadre de la communication extérieure (lignes mises en place en 2000 et 2003 uniquement).

— ils requièrent du Groupe de maintenir les ratios financiers suivants :
- ratio de couverture d'intérêts : Ebitda consolidé/frais financiers nets consolidés > 3,5 et 5 pour 1,
- ratio d'endettement net consolidé: dette nette consolidée/Ebitda consolidé < 3,5 pour 1.

Au 31 décembre 2003, le Groupe a satisfait à ces critères, avec un ratio de couverture d'intérêts de 14,8 et un ratio d'endettement consolidé de 1,5.

— ils limitent les changements du contrôle de JCDecaux S.A.

— Echéances des dettes financières (hors lignes de crédit confirmées non utilisées) :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Echéance à moins d'un an (1)	345,5	210,4	205,4
Echéance à plus d'un an et moins de 5 ans	35,4	509,0	692
Echéance à plus de 5 ans	399,9	26,6	11,3
Total	780,8	746,0	908,7

(1) Sur les 345,5 millions d'euros d'échéance à moins d'un an, 320 millions d'euros ont effectivement été remboursés par anticipation par JCDecaux S.A. en janvier 2004, par tirage sur sa ligne de crédit confirmée mise en place en 2003 et d'échéance 2008. Ainsi, JCDecaux S.A. a substitué, à la part de sa dette à moins d'un an, une dette d'échéance comprise entre 1 et 5 ans.

— Ventilation des dettes financières par devises :
- Ventilation par devise d'origine des dettes (avant swaps d'émission et swaps de change) :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Euro	513,2	689,1	849,0
Dollar US	225,0	0,0	0,0
Couronne danoise	15,4	18,6	20,7
Couronne norvégienne	5,5	6,2	3,6
Dollar australien	4,8	19,1	23,4
Couronne suédoise	0,0	0,0	0,4
Livre sterling	1,0	1,1	6,5
Bath thaïlandais	3,4	3,4	0,4
Yen japonais	4,9	4,3	4,7
Won sud-coréen	1,4	1,4	0,0
Peso chilien	4,6	2,8	0,0
Autres	1,6	0,0	0,0
Total	780,8	746,0	908,7

- Ventilation par devise finale des dettes financières, (après swaps d'émission et swaps de change) :

	31/12/03	
	En M€	En %
Euro	656,6	84 %
Dollar US	60,3	8 %
Couronne danoise	20,0	3 %
Couronne norvégienne	8,1	1 %
Dollar australien	4,8	1 %
Couronne suédoise	1,6	0 %
Livre sterling	9,4	1 %
Bath thaïlandais	3,4	0 %
Yen japonais	4,9	1 %
Won sud-coréen	1,4	0 %
Peso chilien	4,6	1 %
Couronne tchèque	4,0	1 %
Autres	1,7	0 %
Total	780,8	100 %

— Ventilation des dettes financières taux fixe/taux variable (hors lignes de crédit confirmées non utilisées) :
- Ventilation par nature de taux d'origine (avant couvertures fermes et optionnelles) :

(En millions d'euros)	31/12/03	31/12/02	31/12/01
Taux fixe	256,5	35,7	14,4
Taux variable (*)	524,3	710,3	894,3
Total	780,8	746,0	908,7

(*) La dette à taux variable fait l'objet de couvertures décrites en note 4.1.

- Ventilation par nature de taux final (après couvertures fermes et optionnelles) :

	31/12/03	
	En M€	En %
Taux fixe ou Taux variable protégé	192,4	25 %
Taux variable	588,4	75 %
Total	780,8	100 %

3. – Commentaires sur le compte de résultat.

3.1. Charges d'exploitation nettes :

(En millions d'euros)	2003	2002	2001
Consommations, charges externes et autres charges d'exploitation nettes	– 787,6	– 820,3	– 820,0
Impôts et taxes	– 17,4	– 18,4	– 16,8
Salaires et charges sociales	– 321,9	– 333,7	– 329,1
Dotations aux provisions nettes des reprises	– 16,4	– 15,7	– 6,6
Dotations aux amortissements nettes des reprises	– 170,4	– 178,4	– 169,6
Total	– 1 313,7	– 1 366,5	– 1 342,1

Le poste « Consommations, charges externes et autres charges d'exploitation nettes » comprend les frais de recherche et développement qui s'élèvent à 8,3 millions d'euros pour 2003 contre 9,8 millions d'euros en 2002 et 13,8 millions d'euros en 2001.

3.2. Résultat financier :

(En millions d'euros)	2003	2002	2001
Intérêts sur dette nette de trésorerie	– 28,3	– 36,1	– 57,1
Différences de change	– 2,0	– 0,2	4,3

(En millions d'euros)	2003	2002	2001
Autres	- 1,7	- 0,4	- 0,3
Total	- 32,0	- 36,7	- 53,1

En 2003, le résultat financier s'est élevé à – 32 millions d'euros, soit une amélioration de 4,7 millions d'euros par rapport à 2002. Cette amélioration du résultat financier est due à la diminution des intérêts de la dette nette, elle-même due à (i) une réduction des taux Euribor et Libor dollar américain et (ii) à une diminution de la dette nette moyenne du Groupe.

3.3. Résultat exceptionnel :

(En millions d'euros)	2003	2002	2001
Produits/Charges nets sur opérations de gestion	- 0,4	- 12,6	- 8,5
Produits/Charges nets sur opérations en capital	2,6	- 5,2	10,6
Reprises/Dotations nettes et autres produits nets	- 2,5	15,1	- 7,9
Total	- 0,3	- 2,7	- 5,8

Les produits nets sur opérations en capital s'élèvent à 2,6 millions d'euros. Ils sont essentiellement composés de 2,9 millions d'euros de plus-values de cession sur des terrains disposant de panneaux d'affichage au Royaume-Uni, de 0,7 million d'euros de plus-value de cession sur les titres des sociétés polonaises et de moins-values de cession sur des panneaux et mobiliers urbains pour 1 million d'euros.

Le poste « Reprises/Dotations nettes et autres produits nets » est constitué principalement de la provision au titre des médailles du travail et autres prestations dues pendant la durée active des salariés, pour – 2,3 millions d'euros. Ces engagements, non provisionnés les exercices précédents ont été intégralement provisionnés en 2003.

3.4. Impôts sur les bénéfices :

— Ventilation entre impôts différés et impôts courants :

(En millions d'euros)	2003	2002	2001
Impôts courants	- 63,6	- 64,2	- 84,4
Impôts différés	- 12,2	- 6,0	34,6
Total	- 75,8	- 70,2	- 49,8

Le niveau du taux effectif d'impôt avant dotations aux amortissements des écarts d'acquisition et quote-part de résultat des sociétés mises en équivalence passe de 40,8 % en 2002 à 38,3 % en 2003.

La charge d'impôts différés de l'exercice se décompose de la façon suivante :

— charges d'impôts nettes de – 2,3 millions d'euros ;

— dotations aux provisions sur [es impôts différés actifs d'un montant de – 9,9 millions d'euros.

— Impôt sur résultat courant et impôt sur résultat exceptionnel :

(En millions d'euros)	Résultat avant impôts	Impôts	Résultat après impôts
Résultat courant	198,1	- 77	121,1
Résultat exceptionnel	- 0,3	1,2	0,9
Résultat net des entreprises intégrées	197,8	- 75,8	122,0

L'impôt calculé sur le résultat exceptionnel tient compte de l'exonération des plus values sur cession d'immobilisations corporelles de l'Angleterre pour 2,9 millions d'euros et de l'Irlande pour 0,5 million d'euros.

— Rationalisation de la charge d'impôt :

(En millions d'euros)	2003	2002	2001
Résultat net de l'ensemble consolidé	55,1	43,5	28,6
Charge d'impôt	- 75,8	- 70,2	- 49,8
Résultat avant impôt	130,9	113,7	78,4
Amortissement des écarts d'acquisition	71,8	63,7	70,9
Moins-values à long-terme			
Quote-Part dans le résultat des sociétés mises en équivalence	- 4,9	- 5,6	- 7,1
Régime société-mère/filiales	4,2	2,3	2,9
Divers	8,0	1,2	1,7
Résultat avant impôt soumis au taux de droit commun	210,0	175,3	146,8
Taux d'impôt pondéré du Groupe	34,23 %	34,65 %	32,20 %
Impôt théorique	- 71,9	- 60,7	- 47,2
Impôts différés sur déficits non reconnus	- 9,0	- 16,3	- 30,6
Impôts locaux complémentaires	- 0,3	0,8	- 2,1
Consommation des déficits fiscaux antérieurs non reconnus	2,4	1,1	7,4
Rattrapage d'impôts différés sur exercices antérieurs	2,0	3,9	
Effet fiscal restructuration USA			24,4
Divers	1,0	1,0	- 1,7
Impôt total calculé	- 75,8	- 70,2	- 49,8
Impôt enregistré	- 75,8	- 70,2	- 49,8

3.5. Quote-part de résultat des sociétés mises en équivalence :

(En millions d'euros)	2003	2002	2001
Affichage Holding	3,7	4,7	6,3
Nüremberg	0,6	0,6	0,8
Univier Communications BV	0,5	0,3	
Wall AG	0,3		
Wall USA Inc.	- 0,2		
Total	4,9	5,6	7,1

3.6. Effectifs et rémunération des organes de direction :

Sur l'exercice 2003, les effectifs du Groupe atteignent 6 915 personnes. Ils atteignaient 7 079 personnes sur l'exercice 2002, contre 7 336 personnes sur l'exercice 2001.

La quote-part de l'effectif employé par les sociétés consolidées selon la méthode de l'intégration proportionnelle est de 213 personnes au 31 décembre 2003.

La répartition de l'effectif sur les exercices 2003, 2002 et 2001 est la suivante :

	2003	2002	2001
Dirigeants	104	109	119
Cadres	766	770	792
Agents de maîtrise	1 143	1 152	1 229
Employés	3 084	3 153	3 271
Ouvriers	1 818	1 895	1 925
Total	6 915	7 079	7 336

Le montant des rémunérations versées aux membres des organes de direction du Groupe, directoire et conseil de surveillance, s'élève respectivement à 5,9 millions d'euros et 0,1 million d'euros en 2003, contre 5,5 millions d'euros et 0,1 million d'euros au titre de l'exercice 2002.

4. – Commentaires sur les engagements hors-bilan.

4.1. Instruments financiers. — Le Groupe n'utilise des produits dérivés qu'à des fins de couverture contre les risques de taux et de change.

— Instruments financiers d'émission d'emprunts obligataires : En 2003, en émettant son placement privé aux Etats-Unis, JCDecaux S.A. a levé des ressources dont une part significative (250 millions de dollars) était libellée en dollars américains et à taux fixe. Le Groupe n'ayant pas généré de besoins de financement libellés en dollars américains d'un tel montant et privilégiant une indexation variable pour ses emprunts à moyen et long-terme, JCDecaux S.A. a procédé, concomitamment à l'émission de son placement privé, à la mise en place de swaps d'émission :

- Swap de taux : receveur de taux fixe et payeur de taux variable Libor, d'un montant de 100 millions de dollars américains et d'échéance avril 2010,
- Swaps de taux combinés à des swaps de base : receveurs de taux fixe dollar américain et payeurs de taux variable Euribor, d'un montant total de (i) 150 millions de dollars à l'origine (ii) de 142 mil-

lions d'euros après swaps et d'échéances comprises entre avril 2013 et avril 2015.

La valeur de marché du portefeuille d'instruments financiers d'émission du Groupe au 31 décembre 2003 était de 23,5 millions d'euros.

— Instruments de taux d'intérêt (hors instruments financiers d'émission) : La majorité des emprunts du Groupe étant libellée en euros et à taux variable, et afin de limiter l'impact sur son coût de dette d'une hausse des taux Euribor, le Groupe a mis en place des couvertures à moyen-terme sous forme d'achats de Caps secs ou éventuellement financés par des ventes de Caps ou de Floors.

Au 31 décembre 2003, les positions ainsi contractées par le Groupe en euros sont les suivantes :

- Couverture de la dette en euros de JCDecaux S.A. et libellée à taux variable (encours au 31décembre 2003 de 612millions d'euros) :
  - Caps achetés pour 153 millions d'euros, dont 80 millions d'euros sont à paliers ou partiellement annulables ; ces Caps ont une échéance comprise entre octobre 2004 et avril 2006 ; aucun de ces Caps n'est actif au 31 décembre 2003,
  - Caps vendus pour 35 millions d'euros, d'échéance avril 2006 ; aucun de ces Caps n'est actif au 31 décembre 2003,
  - Floors vendus pour 115 millions d'euros, dont les échéances sont comprises entre octobre 2004 et avril 2006, 80 millions d'euros sont dans la monnaie dans les conditions d'Euribor 3 mois du 31 décembre 2003 soit 2,124 %.

Après prise en compte de ces couvertures, le coût de dette brute de JCDecaux S.A. sera impacté par les variations des taux Euribor, de la façon suivante :

Variation en % des taux Euribor vs taux au 31 décembre 2003	- 1 %	+ 1 %	+ 2 %	+ 3 %
Impact en % sur le coût de dette brute	- 0,84 %	+ 0,86 %	+ 1,75 %	+ 2,57 %

- Couverture de dettes des filiales : En couverture d'un emprunt à taux variable en couronnes danoises: swaps payeurs de taux fixe et receveurs de taux variable pour un montant de 60millions de couronnes danoises et dont les échéances sont comprises entre décembre 2007 et janvier 2009.

La valeur de marché du portefeuille d'instruments financiers sur taux d'intérêt (hors instruments financiers d'émission) du Groupe au 31 décembre 2003 était de – 2,3 millions d'euros.

— Instruments de taux de change (hors instruments financiers d'émission) : L'exposition du Groupe au risque de change provient de son activité à l'étranger. Elle est principalement liée aux opérations financières (refinancement et recyclage de la trésorerie des filiales étrangères).

Au 31 décembre 2003, les positions contractées par le Groupe sont les suivantes (positions nettes) :

(En millions d'euros)	Devise	Montant (en M€)
Sur opérations commerciales :		
Achats à terme contre dollars américains	EUR	0,4
	GBP	0,2
Sur opérations financières :		
Achats à terme contre euros (1)	USD	22,4
	HKD	2,9
	SGD	1,3
	JPY	0,8
Ventes à terme contre euros (2)	GBP	8,4
	DKK	4,6
	CZK	4
	NOK	2,7
	SEK	1,6

(1) Les opérations d'achat à terme de dollars américains viennent en couverture de la part non utilisée de la dette portée par JCDecaux S.A. dans cette devise (Tranche A du placement privé émis en 2003), les opérations d'achat à terme des autres devises viennent en couverture (i) des emprunts souscrits par JCDecaux S.A. auprès de ses filiales, en application de la politique de centralisation de la trésorerie du Groupe (ii) du recyclage en euros des soldes bancaires résiduels en devises de JCDecaux S.A.

(2) Les opérations de vente à terme de devises viennent en couverture des prêts accordés par JCDecaux S.A. ou d'autres sociétés françaises aux filiales du Groupe.

La valeur de marché de ces instruments financiers sur change au 31 décembre 2003 était de – 3,3 millions d'euros.

4.2. Engagements hors bilan, autres que les instruments financiers :

(En millions d'euros)	31/12/03	31/12/02
Engagements donnes :		
Garanties de marché	64,0	69,3
Autres garanties	11,2	12,2
Nantissements hypothèques et sûretés réelles	1,0	32,9
Engagements sur titres	149,8	230,1
Autres	3,8	
Total	229,8	344,5
Engagements reçus :		
Avals, cautions et garanties	1,5	3,8
Engagement sur titres	128,2	236,6
Lignes de crédit	1 051,6	501,6
Total	1 181,3	742,0

Les garanties de marché correspondent aux garanties ou lettres de confort (ayant les caractéristiques de garanties) émises principalement par JCDecaux S.A. Ainsi, JCDecaux S.A. garantit directement ou en contre-garantie de banques ou de compagnies d'assurance, la bonne exécution des contrats de concession de ses filiales.

Le poste « Autres garanties » comprend les garanties, lettres de confort (ayant les caractéristiques de garanties) émises principalement par JCDecaux S.A., (i) pour le paiement de loyers, location de véhicules de certaines de ses filiales, (ii) en contre-garantie des banques dans le cadre de ligne de cautions accordées à certaines de ses filiales (iii) pour le paiement de dettes financières de sociétés non consolidées ou consolidées par mise en équivalence (iv) pour le paiement de dettes financières de sociétés consolidées en proportionnel lorsque le montant de la garantie accordée est supérieur au pourcentage de détention.

Le poste « Autres » correspond à un complément de prix que le Groupe s'est engagé à verser à l'un de ses partenaires si sa participation dans la société cible dépasse 50 %.

Les avals, cautions et garanties reçus sont constitués principalement de garanties de passif.

Les lignes de crédit sont constituées d'une part, de la tranche B de la ligne de crédit mise en place en 2000 pour 501,6 millions d'euros, d'autre part, de la ligne de crédit mise en place en décembre 2003 pour 550 millions d'euros.

Les engagements sur titres sont accordés et reçus notamment dans le cadre des opérations de croissance externe.

Le groupe JCDecaux et B&C Holding ont mis fin à leur accord de partenariat en Autriche et en Europe Centrale, conclu en avril 2001. B&C Holding a exercé, en août 2003, son droit de vente pour un montant de 138 millions d'euros. A l'issue de cette opération, JCDecaux SA détient directement 30 % de la société Affichage Holding et, via sa filiale à 100 %, JCDecaux Central Eastern Europe Holding, 67 % de la société Gewista. Le nantissement sur les valeurs mobilières de placement de 32,7 millions d'euros relatif à cette opération est levé.

Au 31 décembre 2003, les engagements donnés sur titres comprennent, au bénéfice de nos différents partenaires, les droits suivants :

— droit de vente (put) pour un montant de 74 millions d'euros exerçable du 1er janvier 2009 au 31 décembre 2009 ;

— droit de vente (put) pour un montant estimé de 16,2 millions d'euros, exerçable en deux temps : du 1er mars 2004 au 15 mars 2004 (25 % des titres) et du 1er mars 2005 au 15 mars 2005 (25 % des titres) ;

— droit d'achat (call) exerçable par un de nos partenaires aux deux périodes suivantes : du 1er janvier 2006 au 31 décembre 2006 ou du 1er janvier 2008 au 31 décembre 2008 (35 % des titres). Le prix d'exercice de l'option sera déterminé en fonction d'une formule de calcul contractuelle et sera au minimum de 57,5 millions d'euros.

D'autre part, le Groupe a pris l'engagement d'acheter, en 2006, des titres (1,77 %) pour un montant estimé à 2,1 millions d'euros.

Les engagements reçus sur titres comprennent, en notre faveur, les droits suivants :

— droit d'achat (call), pour un montant de 16,2 millions d'euros, exerçable en deux temps : du 16 mars 2004 au 30 mars 2004 (25 % des titres) et du 16 mars 2005 au 30 mars 2005 (25 % des titres) ;

— droit de vente (put), exerçable du 1er janvier 2008 au 31 décembre 2008 (35 %). Le prix d'exercice sera déterminé en fonction d'une formule de calcul contractuelle et sera au minimum de 38 millions d'euros pour la partie représentant 23,88 % des parts.

D'autre part, ils comprennent un engagement d'un partenaire stratégique de ne pas céder sa participation actuelle dans l'une des filiales du Groupe avant le 1er janvier 2009.

Enfin, dans le cadre des partenariats signés, le Groupe bénéficie de droits de préemption que le Groupe ne considère pas comme des engagements.

— Engagements relatifs aux contrats de locations :

Le Groupe a conclu, dans le cadre de son exploitation courante, principalement :

- Des baux pour des emplacements de panneaux d'affichage sur le domaine privé;
- Des contrats avec les villes, les aéroports ou les compagnies de transport donnant lieu à des versements fixes ou des minima garantis;
- Des baux immobiliers;
- Des contrats de location de véhicule.

Les engagements donnés aux bailleurs en application des contrats de location sont les suivants :

(En millions d'euros)	< 1 an	> 1 et < 5 ans	> 5 ans	Total
Location simple	289,8	735,2	602,1	1 627,1
Location financement	4,2	5,9	1,7	11,8
Total location	294,0	741,1	603,8	1 638,9

5. – Information sectorielle.

5.1. Par secteur d'activité :

— Définition de la segmentation sectorielle :

- Mobilier urbain : L'activité mobilier urbain couvre de manière générale les conventions publicitaires sur le domaine public signées avec les villes et collectivités locales. Elle comprend également les activités de publicité dans les centres commerciaux, ainsi que les locations de mobiliers, les ventes et locations de matériels, les travaux et entretiens divers, et autres prestations de services,
- Affichage : L'activité affichage couvre la publicité sur le domaine privé, tels que l'affichage traditionnel ou la publicité rétro-éclairée. Elle comprend également l'affichage lumineux type néons,
- Transport : L'activité Transport couvre la publicité dans les moyens de transport tels que les aéroports, les métros, les bus, les trams et les trains.

(En millions d'euros)	Chiffre d'affaires	Ebitda (1)	Immobilisations corporelles nettes
Mobilier urbain :			
2003	837,0	348,5	505,8
2002	840,3	340,3	539,9
2001	798,2	306,4	590,0
Affichage :			
2003	427,6	54,4	140,8
2002	442,6	55,4	150,1
2001	411,4	47,8	152,4
Transport :			
2003	279,2	14,0	28,7
2002	294,8	9,6	32,3
2001	333,6	23,1	30,8
Total :			
2003	1 543,8	416,9	675,3
2002	1 577,7	405,3	722,3
2001	1 543,8	377,3	773,2

(1) Ebitda : résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Eamings Before Interests, Taxes, Dépréciation and Amortization).

5.2. Par zone géographique :

(En millions d'euros)	Chiffre d'affaires	Ebitda (1)	Immobilisations corporelles nettes
France :			
2003	555,8	188,4	196,6
2002	570,9	185,2	219,7
2001	591,8	181,8	242,9
Royaume-Uni :			
2003	220,3	39,2	95,9
2002	231,6	38,0	107,6
2001	220,9	35,1	122,5
Reste de l'Europe :			
2003	574,9	183,5	285,3
2002	568,9	192,9	296,3
2001	516,1	182,5	281,5
Amériques :			
2003	106,2	2,4	70,1
2002	104,2	– 8,0	70,9
2001	103,4	– 22,2	100,0
Asie / Pacifique :			
2003	86,6	3,4	27,4
2002	102,1	– 2,8	27,8
2001	111,0	0,1	26,3
Total :			
2003	1 543,8	416,9	675,3
2002	1 577,7	405,3	722,3
2001	1 543,2	377,3	773,2

(1) Ebitda : résultat d'exploitation avant dotations nettes des reprises aux amortissements et provisions d'exploitation (ou Eamings Before Interests, Taxes, Dépréciation and Amortization).

6. – Périmètre de consolidation.

6.1. Identité de la société-mère. — Au 31 décembre 2003, JCDecaux S.A. est détenue à 69,52 % par la société JCDecaux Holding.

6.2. Liste des sociétés consolidées :

Périmètre de consolidation au 31 décembre 2003 :

Sociétés	Pays	% d'intérêt	Méthode de consolidation	% de contrôle
Activité mobilier urbain :				
JCDecaux S.A.	France	100,00	I.G.	100,00
JCDecaux mobilier urbain	France	100,00	I.G.	100,00
Sopact	France	50,00	I.G.	50,00
Semup	France	100,00	I.G.	100,00
DPE	France	100,00	I.G.	100,00
SOMUPI	France	66,00	I.G.	66,00
ACM GmbH	Allemagne	100,00	I.G.	100,00
JCD Stadtmoblierung GmbH	Allemagne	100,00	I.G.	100,00
JCD Deutschland GmbH	Allemagne	100,00	I.G.	100,00
Georg Zacharias GmbH	Allemagne	50,00	I.G.	50,00
RGS	Allemagne	25,00	I.G.	50,00
DSM Decaux	Allemagne	50,00	I.G.	50,00
KLETT Decaux GmbH	Allemagne	100,00	I.G.	100,00
Nuremberg	Allemagne	35,00	M.E.E.	35,00
ILG Aussenwerbung Zacharias GmbH.	Allemagne	10,00	M.E.E.	20,00
ILG Aussenwerbung GmbH	Allemagne	50,00	M.E.E.	50,00
Wallag	Allemagne	35,00	M.E.E.	35,00
JCDUK	Royaume-Uni	100,00	I.G.	100,00
JCD Argentine	Argentine	99,93	I.G.	99,93
JCD Street Furniture Pty Ltd	Australie	100,00	I.G.	100,00
JCDecaux Australia Pty Ltd	Australie	100,00	I.G.	100,00
AQMI	Autriche	33,50	I.G	50,00
JCD Belgique	Belgique	100,00	I.G.	100,00
ACM S.A.	Belgique	100,00	I.G.	100,00
JCD Do Brasil	Brésil	100,00	I.G.	100,00
JCD Salvador	Brésil	100,00	I.G.	100,00
Viacom Outdoor JCDecaux Street Furniture Canada Ltd	Canada	50,00	I.P.	50,00
IP Decaux	Corée	50,00	I.P.	50,00
AFA JCDecaux	Danemark	50,00	I.G.	50,00

Sociétés	Pays	% d'intérêt	Méthode de consolidation	% de contrôle
Mobiliario Urbano. .	Espagne	100,00	I.G.	100,00
JCDecaux Atlantis. .	Espagne	85,00	I.G.	85,00
JCDecaux & Sign. S.A.	Espagne	100,00	I.G.	100,00
Planigrama	Espagne	100,00	I.G.	100,00
Unicom Eesti Ou. . .	Estonie	50,00	I.P.	50,00
JCDecaux New-York Inc.	Etats-Unis	70,00	I.G.	70,00
JCDecaux San Francisco LLC	Etats-Unis	100,00	I.G.	100,00
JCDecaux Mallscape LLC	Etats-Unis	100,00	I.G.	100,00
JCDecaux Chicago LLC	Etats-Unis	100,00	I.G.	100,00
JCDecaux New York LLC	Etats-Unis	100,00	I.G.	100,00
Viacom Decaux Street Furniture, LLC	Etats-Unis	50,00	I.P.	50,00
JCD North America Inc.	Etats-Unis	100,00	I.G.	100,00
Wall Holdings Inc.	Etats-Unis	50,00	M.E.E.	50,00
Wall USA Inc.	Etats-Unis	50,00	M.E.E.	50,00
JCDecaux Finlande Oy	Finlande	100,00	I.G.	100,00
AFA JCD Iceland. .	Islande	50,00	I.G.	100,00
MCDecaux Inc. (1).	Japon	60,00	I.P.	60,00
Unicom Balticsia. . .	Lettonie	50,00	I.P.	50,00
Unicom Baltic UAB	Lithuanie	50,00	I.P.	50,00
JCD Luxembourg. .	Luxembourg	100,00	I.G.	100,00
JCD Groupe Services	Luxembourg	100,00	I.G.	100,00
JCD Netherland BV.	Pays-Bas	50,00	I.G.	50,00
V.K.M BV	Pays-Bas	50,00	I.G.	50,00
Univier Communications BV	Pays-Bas	50,00	I.P.	50,00
JCD Portugal LDA.	Portugal	100,00	I.G.	100,00
Purbe LDA	Portugal	100,00	I.G.	100,00
JCDecaux Mestsky Mobiliar	Rép. Tchèque	100,00	I.G.	100,00
Alma Quatro	Serbie	33,50	I.P.	50,00
JCD Singapour PTE Ltd	Singapour	100,00	I.G.	100,00
JCD Pearl and Dean PTE Ltd	Singapour	100,00	I.G.	100,00
JCD Slovaquie	Slovaquie	100,00	I.G.	100,00
JCDecaux Sverige. .	Suède	98,23	I.G.	98,23
JCDecaux Thailand Ltd	Thaïlande	95,15	I.G.	95,15
JCDecaux Uruguay.	Uruguay	100,00	I.G.	100,00
Activité affichage :				
Avenir	France	100,00	I.G.	00,00
Aguesseau	France	100,00	I.G.	100,00
JCD Publicite Lumineuse	France	100,00	I.G.	100,00
Mills and Allen Holdings	Royaume-Uni	100,00	I.G.	100,00
Mills and Allen Group	Royaume-Uni	100,00	I.G.	100,00
JCD Media Services	Royaume-Uni	100,00	I.G.	100,00
Groupe Marginhelp.	Royaume-Uni	100,00	I.G.	100,00
JCDecaux Ltd.	Royaume-Uni	100,00	I.G.	100,00
JCD United Ltd.	Royaume-Uni	100,00	I.G.	100,00
Pearl and Dean Group Pty Ltd.	Australie	100,00	I.G.	100,00
Gewista MBH	Autriche	67,00	I.G.	67,00
Europlakat International MBH	Autriche	33,50	I.P.	50,00
Progress Aussenwerbung GmbH SLBG	Autriche	67,00	I.G.	100,00
Progress Werbeland GmbH	Autriche	34,17	I.G.	51,00
ISPA Werbeges MBH	Autriche	67,00	I.G.	100,00
USP Werbeges MBH	Autriche	50,25	I.G.	75,00
JCDecaux Invest Holding GmbH. .	Autriche	100,00	I.G.	100,00
JCDecaux Sub Invest Holding GmbH	Autriche	100,00	I.G.	100,00
JCDecaux Central Easteam Europe GmbH	Autriche	100,00	I.G.	100,00
Belgoposter	Belgique	100,00	I.G.	100,00
Affichage Nouvel Essor NV	Belgique	61,15	I.G.	61,15
JCD Publicité Lumineuse NV. .	Belgique	100,00	I.G.	100,00
Europlakat Doo (Banja Luxa).	Bosnie	23,45	I.P.	50,00
Europlakat Doo (Sarajevo)	Bosnie	23,45	I.P.	50,00
Europlakat-Poreklam Doo	Croatie	17,09	I.P.	50,00
JCD Espana	Espagne	100,00	I.G.	100,00
JCD Publicidad Luminosa	Espagne	100,00	I.G.	100,00
Avenir Budapest S.A.R.L.	Hongrie	18,43	I.P.	50,00
JCD Neonlight Budapest KFT.	Hongrie	27,47	I.P.	50,00
Europlakat KFT	Hongrie	22,78	I.P.	50,00
Peron Reklam KFT.	Hongrie	5,70	M.M.E.	25,00
JCD Ireland North. .	Mande	100,00	I.G.	100,00
David Allen Poster Sites	Mande	100,00	I.G.	100,00
Sqlar Summerbrook.	Mande	100,00	I.G.	100,00
JCD Ireland	Irlande	100,00	I.G.	100,00
IGP Decaux Affichage	Italie	32,35	I.P.	32,35
Europoster BV	Pays-Bas	100,00	I.G.	100,00
JCD Neonught Polska	Pologne	60,00	I.G.	60,00
Red Portuguesa, S.A.	Portugal	92,77	I.G.	92,77
Placa, Lda	Portugal	100,00	I.G.	100,00
Centeco, Lda	Portugal	70,00	I.G.	70,00
Autedor, Lda	Portugal	51,00	I.G.	51,00
Green, Lda	Portugal	53,63	I.G.	55,00
Red litoral, Lda	Portugal	69,57	I.G.	75,00
Avenir Praha S.A.R.L.	Rép. Tchèque	90,00	I.G.	90,00
Aussenw. Tschech.-Slow.Beteilig	Rép. Tchèque	67,00	I.G.	100,00
Europlakat SP Sro. .	Rép. Tchèque	67,00	I.G.	100,00
Europlakat Ustinad Labem	Rép. Tchèque	67,00	I.G.	100,00
Europlakat Interwerb SP Sro	Rép. Tchèque	67,00	I.G.	100,00
Europlakat Yu Doo.	Serbie	26,80	I.P.	50,00
Ispa Spol Sro Bratislava	Slovaquie	67,00	I.G.	100,00
Inreklam Progress Doo	Slovénie	16,41	I.P.	50,00
Proreklam-Europlakat Doo. .	Slovénie	16,41	I.P.	50,00
Slovemja Plakatdoo.	Slovénie	8,37	I.P.	50,00
Affichage Holding. .	Suisse	30,00	M.M.E.	30,00
Activite Transport :				
JCD Airport France.	France	100,00	I.G.	100,00
RCI	France	100,00	I.G.	100,00
Media frankfurt.	Allemagne	39,00	I.P.	39,00
JCD airport GmbH.	Allemagne	100,00	I.G.	100,00
JCD Airport Ltd.	Royaume-Uni	100,00	I.G.	100,00
Pearl and Dean Publishing Pty Ltd	Australie	100,00	I.G.	100,00

FILE 82-5247

Sociétés	Pays	% d'intérêt	Méthode de consolidation	% de contrôle
Info Screen Austria Ges. Mbh.	Autriche	67,00	I.G.	100,00
JCD Chili.	Chili	100,00	I.G.	100,00
JCD Airport S.A. . . .	Espagne	100,00	I.G.	100,00
JCDecaux Airport Inc.	Etats-Unis	100,00	I.G.	100,00
JCD Transport International LLC.	Etats-Unis	100,00	I.G.	100,00
JCD Pearl & Dean Ltd HK.	Hong-Kong	100,00	I.G.	100,00
I.G.P Decaux.	Italie	32,35	I.P.	32,35
Adr : Aeroport de Rome.	Italie	24,10	I.P.	32,35
JCD Pearl and Dean Son Bhd.	Malaisie	100,00	I.G.	100,00
JCD Norge As.	Norvège	97,34	I.G.	100,00
Aps Polska.	Pologne	100,00	I.G.	100,00
JCD Airport Portugal, S.A.	Portugal	85,00	I.G.	85,00
Rencar Praha As. . .	Rép. Tchèque	48,24	I.G.	72,00
Rencar Media Sro. .	Rép. Tchèque	48,24	I.G.	100,00
JCD Asia Singapore Pte Ltd.	Singapour	100,00	I.G.	100,00
Xpomera.	Suède	77,60	I.G.	79,00

Note : I.G. = Intégration globale. – I.P. = Intégration proportionnelle – M.M.E. = Mise en équivalence.

7. – Evènements subséquents.

Au cours du mois de mars 2004, dans le cadre de son partenariat stratégique avec la société Unicom, n° 1 de la publicité extérieure dans le pays Baltes, JCDecaux a augmenté sa participation de 50 % à 75 %. L'impact positif sur le chiffre d'affaires 2004 sera de l'ordre de 2 millions d'euros.

En janvier 2004, JCDecaux S.A. a procédé au remboursement anticipé du montant résiduel de la Tranche A de sa ligne syndiquée mise en place en 2000, par l'utilisation de sa trésorerie excédentaire et par tirage sur sa ligne de crédit mise en place en 2003.

En février 2004, JCDecaux S.A. a porté le montant de sa ligne de crédit mise en place en 2003 de 550 à 665 millions d'euros et a procédé à l'annulation de 399,4 millions d'euros sur la Tranche B de sa ligne syndiquée mise en place en 2000, portant ainsi le solde à 102,2 millions d'euros.

61990

~~LIBERTY SURF GROUP~~ S.A.

Société anonyme au capital de 75 279 516,80 €.
Siège social : 10, rue Fructidor, 75017 Paris.
422 812 305 R.C.S. Paris.

Documents comptables annuels non certifiés par les commissaires aux comptes.

A. — Comptes consolidés.

I. — Bilan consolidé.
(En milliers d'euros.)

Actif	Note	31/12/03 Brut	31/12/03 Provision	31/12/03 Net	31/12/02 Net
Ecarts d'acquisition.	3	316 735	280 311	36 424	52 760
Autres immobilisations incorporelles.	4.1	29 646	23 471	6 175	11 823
Immobilisations corporelles. . .	4.2	48 995	33 661	15 334	21 412
Immobilisations financières. . .	5	83 800	82 306	1 494	1 628
Total actif immobilisé.		479 176	419 749	59 427	87 623
Stocks.	6	967		967	936
Créances clients et comptes rattachés.	7	39 029	7 400	31 629	25 285
Autres créances et comptes de régularisation.	8	25 895	416	25 478	33 150
Valeurs mobilières de placement.	9	70 022		70 022	89 008
Trésorerie.	10	14 398		14 398	17 315
Total actif court-terme		150 310	7 816	142 494	165 694
Total.		629 487	427 565	201 921	253 317

Passif	Note	31/12/03	31/12/02
Capital.	11	75 279	75 279
Primes d'émission et bons de souscription d'actions.		753 585	753 585
Réserves consolidées.		– 696 906	– 676 564
Résultat de la période.		– 50 876	– 20 343
Total capitaux propres part du Groupe.		81 082	131 957
Intérêts minoritaires.		144	118
Provisions pour risques et charges.	12	17 411	10 952
Emprunts et dettes long-terme.	13	17 238	25 025
Dettes fournisseurs et comptes rattachés.	14	57 754	64 611
Autres dettes et comptes de régularisation.	15	28 292	20 654
Total dettes.		120 839	121 360
Total.		201 921	253 317

II. — **Compte de résultat consolidé.**
(En milliers d'euros.)

	Note	31/12/03	31/12/02
Chiffre d'affaires.		189 567	170 609
Coûts directs variables.		99 171	85 985
Coûts directs fixes.		8 480	7 673
Marge.		81 915	76 951
Charges indirectes.		77 092	77 654
Excédent brut d'exploitation.		4 823	– 703
Dotations d'exploitation.		20 841	21 555
Résultat opérationnel.	16	– 16 018	– 22 258
Autres produits et charges.			– 4 993
Résultat financier.	17	1 836	4 905
Résultat courant des entreprises intégrées		– 14 182	– 22 346
Résultat exceptionnel.	18	– 9 320	28 817
Résultat de cession de sociétés consolidées.			– 851
Impôt sur les sociétés.		– 57	– 45
Résultat net des entreprises intégrées. . . .		– 23 559	5 575
Amortissements des écarts d'acquisition.		– 27 291	– 25 444
Quote-part dans le résultat des entreprises M.E.E.			– 145
Résultat net de l'ensemble consolidé. . . .		– 50 850	– 20 014
Contribution des minoritaires.		26	326
Résultat part du Groupe.		– 50 876	– 20 343
Résultat par action (euros).	19	– 0,54	– 0,22
Résultat dilué par action (euros).		– 0,54	– 0,22

Press release in respect of JCDecaux decision to bid for the City of New York street furniture advertising contract



JCDecaux to tender for 20 year New York City street furniture advertising contract

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 29 March 2004 – JCDecaux SA (Euronext Paris : DEC), the largest street furniture advertising company in the world and the second largest outdoor advertising group, announced today that it would be bidding for the City of New York street furniture advertising contract – the largest of its kind in the world.

The New York City Department of Transportation announced on Friday that the tender documentation is now available for any bidders interested in obtaining the Coordinated Street Furniture Franchise for New York City.

The tender calls for the successful vendor to:

1. Install, operate and maintain a minimum 3,300 bus shelters and 20 self-cleaning automatic public toilets.
2. Install and maintain a minimum 330 newsstands
3. Install, operate and maintain "public service structures" – meaning trash receptacles, mulit-rack newsracks and information/computer kiosks that provide access to government and commercial activity.

Completed tenders are due by 30 June 2004. The successful bidder for this franchise would enter a 20-year agreement with the City of New York.

JCDecaux already operates the street furniture contracts in Chicago and San Francisco and in Los Angeles in partnership with Viacom, as well as 99 shopping malls and 43 airports including JFK, Washington and Houston.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79

FILE 82-5247

JCDecaux

Key Information on the Group

- 2003 revenues : €1_544 million
- Listed on Euronext Paris ; part of the SBF 120 and Euronext 100 indexes
- N°1 worldwide in street furniture (291,000 faces)
- N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)
- N°1 in Europe for billboards (189,000 faces)
- 630,000 advertising faces in 43 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 6 900 employees

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

-End-

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.



Declaration in relation to operations carried out by legal representatives of JCDecaux SA on shares of the latter

French listed companies must disclose to the French "Autorités des Marchés Financiers" operations such as sales and purchases carried on by their legal representatives on the shares of the company during each semester.

Such disclosure is being made public through a declaration released on the web site of the AMF.

JCDecaux hereby discloses some operations carried on by its legal representatives during 2003 second semester.



FILE 82-5247

JCDecaux



DECLARATION PAR LES MANDATAIRES SOCIAUX DE LA SOCIETE JCDECAUX SA DES TRANSACTIONS EFFECTUEES SUR LES TITRES DE LA SOCIETE AU COURS DU DEUXIEME SEMESTRE DE L'ANNEE 2003

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
Etats-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Paris, le 23 février 2004 – JCDecaux SA (Euronext Paris : DEC) communique ci-après, en application de la recommandation n°2002-01 de la Commission des Opérations de Bourse, les transactions effectuées sur les titres de la Société par les mandataires sociaux au cours du 2ème semestre 2003.

	FLUX BRUTS du semestre		**POSITIONS OUVERTES au dernier jour du semestre**	
	Achat	**Vente**	**Positions à l'achat**	**Positions à la vente**
Nombre de mandataires sociaux concernés	Néant	1	néant	néant
Nombre de titres	Néant	18 464	Call achetés néant Put vendus néant Achats à terme néant	Call vendus néant Put achetés néant Ventes à terme néant
Prix moyen pondéré	Néant	13,00 €		

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777